
07081255

2007 Annual Report



RECD S.E.C.
OCT 2 4 2007
1086

PROCESSED
OCT 2 6 2007
THOMSON
FINANCIAL






WINNEBAGO
INDUSTRIES

Table of Contents

Corporate Profile

Winnebago Industries, Inc., (Winnebago Industries® or the Company) headquartered in Forest City, Iowa, is a leading United States (U.S.) manufacturer of motor homes which are self-contained recreation vehicles used primarily in leisure travel and outdoor recreation activities. The Company builds quality motor homes with state-of-the-art computer-aided design and manufacturing systems on automotive-styled assembly lines. The Company's products are subjected to what the Company believes is the most rigorous testing in the RV industry. These vehicles are sold through independent dealers under the Winnebago® and Itasca® brand names. The Company markets its recreation vehicles on a wholesale basis to a diversified dealer organization located throughout the U.S., and to a limited extent, in Canada. As of August 25, 2007, the motor home dealer organization in the U.S. and Canada included approximately 285 dealer locations. Motor home sales by Winnebago Industries represented at least 93 percent of its revenues in each of the past five fiscal years. Other products manufactured by the Company consist principally of a variety of component parts for other manufacturers.

Winnebago Industries was incorporated under the laws of the state of Iowa on February 12, 1958, and adopted its present name on February 28, 1961.

Recent Financial Performance

(In thousands, except percent and per share data)

	Fiscal 2007	Fiscal 2006	Fiscal 2005
Net Revenues	$ 870,152	$ 864,403	$ 991,975
Gross Profit	$ 99,197	$ 104,901	$ 136,978
Operating Income	$ 54,886	$ 63,098	$ 98,255
Net Income	$ 41,564	$ 44,744	$ 65,073
Diluted Income Per Share	$ 1.32	$ 1.37	$ 1.92
Diluted Weighted Average Outstanding Shares	31,415	32,550	33,812
Return on Assets	11.1%	11.2%	16.1%
Return on Equity	19.5%	19.7%	29.7%
Return on Invested Capital	26.2%	24.9%	30.7%

Mission Statement

Winnebago Industries is a leading United States manufacturer of motor homes and related products and services. Our mission is to continually improve our products and services to meet or exceed the expectations of our customers. We emphasize employee teamwork and involvement in identifying and implementing programs to save time and lower production costs while maintaining the highest quality of products. These strategies have allowed us to prosper as a business with a high degree of integrity and to provide a reasonable return for our shareholders, the owners of our business.

Values

How we accomplish our mission is as important as the mission itself. Fundamental to the success of the Company are these basic values we describe as the four Ps:

People – Our employees are the source of our strength. They provide our corporate intelligence and determine our reputation and vitality. Involvement and teamwork are our core corporate values.

Products – Our products are the end result of our teamwork and they should be the best in meeting or exceeding our customers' expectations. As our products are viewed, so are we viewed.

Plant – We believe our facilities to be the most technologically advanced in the RV industry. We continue to review and make facility improvements that will increase the utilization of our plant capacity and enable us to build the best quality product for the investment.

Profitability – Profitability is the ultimate measure of how efficiently we provide our customers with the best products for their needs. Profitability is required to survive and grow.

Guiding Principles

Quality comes first – To achieve customer satisfaction, the quality of our products and services must be our number one priority.

Customers are central to our existence – Our work is done with our customers in mind, providing products and services that meet or exceed the expectations of our customers. We must not only satisfy our customers, we must also delight them.

Continuous improvement is essential to our success – We must strive for excellence in everything we do: in our products, in their safety and value, as well as in our services, our human relations, our competitiveness and our profitability.

Employee involvement is our way of life – We are a team. We must treat each other with trust and respect.

Dealers and suppliers are our partners – The Company must maintain mutually beneficial relationships with dealers, suppliers and our other business associates.

Integrity is never compromised – The Company must pursue conduct in a manner that is socially responsible and that commands respect for its integrity and for its positive contributions to society.



1200
1000
800
600
400
200
0
$527
$669
$744
$672
$1,114
$992
$864
$870
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007

Revenues
(Fiscal Year In Millions)



0.40
0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00
$0.10 $0.10 $0.10 $0.10 $0.10 $0.10
$0.20
$0.36
$0.40
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007

Common Stock Dividends
(Fiscal Year)

To Our Fellow Shareholders

We were pleased with our performance in fiscal 2007. While 2007 was certainly not a record year for the Company or the recreation vehicle (RV) industry, we worked hard to maximize our opportunities and were pleased with our performance in a challenging market. The economic environment during the fiscal year created challenges with high fuel prices and interest rates for our dealer partners and retail buyers that were considerably higher than their lows in calendar 2004. Regardless of challenging conditions, it is our continued goal to remain as profitable as possible in any given market.

To help us achieve a leadership position in profitability, we rely on three very important factors to drive our business: Innovation, Quality and Service.

Innovation

Innovation was a driving factor in our new 2008 model year motor home lineup, particularly in our diesel offerings. According to Statistical Surveys, Inc., a retail reporting service for the RV industry, calendar year to date through August 2007 we had approximately 24.5 percent of the Class C retail market segment and 21.6 percent of the Class A gas segment. With 9.3 percent of the current Class A diesel market segment, we have identified this category as a great opportunity for growth.

In order to grow our market share and as a testament to our drive for innovation, our new 2008 model year lineup of Class A diesel models were completely revamped and include new chassis configurations, creative new floorplans, luxurious features and one-piece windshields.

At the top of our product lineup, the Winnebago Tour® and Vectra® and the Itasca Ellipse® and Horizon® feature an all-new Maxum™ chassis for 2008. To develop this application, we worked closely with Freightliner Custom Chassis Corporation to create the Freightliner XCL chassis and then further enhanced the XCL chassis with the addition of our own Super-Structure® design. The Maxum chassis features a lowered frame rail design that is seven times stronger than a similar raised rail chassis. This design provides a lower center of gravity which translates into superior ride and handling characteristics and incomparable exterior storage space – up to 220 cubic feet.



Other new diesel products for 2008 include a totally re-designed Winnebago Journey® and Itasca Meridian® and the brand new Winnebago Destination® and Itasca Latitude®. The Destination and Latitude offer a novel chassis choice – a standard Workhorse UFO rear engine gas chassis or an optional Freightliner rear engine diesel chassis. Placing the gas or diesel engine in the back of the motor home provides a quiet ride and a flat floor in the front of the motor home for versatile, residential-style floorplan designs.

We have experienced tremendous success with our fuel-efficient Winnebago View® and Itasca Navion® Class C diesel motor homes, driving our Class C market share to a commanding 24.5 percent for calendar year to date through August 2007, significantly higher than our next closest competitor at 16.2 percent. For 2008, we are also offering these products in a Dodge Sprinter gas chassis configuration that is exclusive to Winnebago Industries. We also just introduced the all-new 2008 Itasca Navion iQ™ model at the industry's fall RV shows in Harrisburg, PA and Pomona, CA. The Navion iQ represents the next step in Dodge Sprinter based product innovation. Available on the Dodge Sprinter diesel chassis, the Navion iQ is a low-profile motor home with a streamlined front-end design. It incorporates features that make the most of usable space like curved cabinetry and cab seats that rotate to become part of the living area. The Navion iQ is offered in two 24-foot floorplans and is an exclusive Itasca brand offering.



Return on Equity


20.00
13.75
7.50
1.25
-5.00
19.5%
18.4%
-0.5%
-32.9%
-72.3%
WGO
THO
MNC
COA
FLE

Return on Assets


15
10
5
0
-5
13.1%
11.1%
-0.3%
-12.4%
-20.6%
THO
WGO
MNC
FLE
COA

Return on Invested Capital


35
25
15
5
0
-5
30.5%
26.2%
-0.4%
-21.1%
-27.9%
THO
WGO
MNC
FLE
COA

RV Industry Class A & C Retail Market Share



20
15
10
5
0
18.8%
16.5%
14.2%
10.9%
8.2%

RV Industry Class A Gas Retail Market Share



25
20
15
10
5
0
23.0%
21.6%
20.4%
7.3%
6.5%
5.9%

RV Industry Class A Diesel Retail Market Share



30
25
20
15
10
5
0
25.7%
18.7%
15.0%
9.3%
6.6%
5.8%

RV Industry Class C Retail Market Share



25
20
15
10
5
0
24.5%
16.2%
12.4%
10.5%
9.8%
9.8%

(Percent as reported by Statistical Surveys, Inc. for CYTD August 2007)

Winnebago brand dealers also have an exclusive Class C product floorplan on the new family-friendly, 2008 Winnebago Access™ 31J with slideout bunk beds.

The Itasca Navion iQ and Winnebago Access® 31J represent an ongoing effort to create stronger and more unique product differentiation between Winnebago and Itasca brands which will enable our dealer partners to compete more effectively in the marketplace. We will continue to develop additional brand differentiation in coming years.

Additional information on the full complement of our innovative, new 2008 Winnebago and Itasca motor homes is detailed later in this report.



Winnebago Industries' management was on hand to receive our 11th consecutive Quality Circle Award at the Annual RVIA Industry Trade Show in Louisville, Kentucky in December 2006.

Quality

For the past 11 years, the Recreation Vehicle Dealers Association (RVDA) has conducted a Dealer Satisfaction Index survey that measures how the industry's dealers feel the manufacturers have performed in terms of the quality of their products, as well as the quality of their sales, management, service, warranty and support processes. We are pleased that we have received the Quality Circle Award from RVDA each year since the award's inception 11 years ago. We are the only company to receive this prestigious award all 11 years. This award is extremely important to us, as we view it as a judgment by our dealer partners on our quality, both in our products as well as the way we do business in general.

Contributing to the high level of our quality is our excellent workforce in Iowa with an average of over 12 years of service with the Company. Our use of technology in the design and manufacturing processes of building motor homes has also contributed to our high level of quality. We utilize high-tech equipment such as computer numerically controlled routers and laser cutting tools to improve our accuracy and productivity. In addition, we have implemented Lean Manufacturing methods throughout our facilities such as Value Stream Mapping which is a tool to create a material and information flow map of a product or process in an effort to identify a future



A new laser tube cutter was recently installed, that will cut faster and more accurately than previous equipment and reduce the amount of scrap produced.

Operating Income
(Expressed as a percent of Net Revenues)



7
4
1
-2
-5
6.5%
6.3%
0.1%
-2.7%
-7.3%
THO
WGO
MNC
FLE
COA

Net Income
(Expressed as a percent of Net Revenues)



7
4
1
-2
-5
4.8%
4.7%
-0.1%
-4.6%
-10.5%
WGO
THO
MNC
FLE
COA



Winnebago Industries, Inc.
Thor Industries, Inc.
Monaco Coach Corporation
Coachmen Industries, Inc.
Fleetwood Enterprises, Inc.
Forest River
Gulfstream
Newmar
Tiffin

Competitive comparison information obtained from last 12 months public filings.

ROA, ROE and ROIC are based on average assets, average equity and average invested capital.

state that will eliminate non-value added activities. This powerful tool allows us to map the flow of products and information to allow us to see any potential weakness or wastes in the flow and to prioritize activities needed to achieve a better flow of products or processes.

We believe that our high level of quality is also one of the reasons we have been able to achieve the leading position in retail sales for seven consecutive years. According to Statistical Surveys, Inc., an independent retail reporting service, we led the industry with 18.8 percent of retail sales of Class A and Class C motor homes combined for calendar year 2007 through August.

Service

We excel in service to our dealer partners and motor home owners. In fact, we believe we have the most extensive service program in the industry and regularly score the highest of any of the public motor home manufacturers on our service and warranty support on the RVDA Dealer Satisfaction Index survey. This is driven by our extensive service support, including our exclusive Win Net dealer computer network for immediate warranty claim submittal and to place part orders electronically. Other service programs include the Preferred Care Warranty Plan and Premium Roadside Assistance Program for our motor home owners, as well as technical service, warranty and parts support for our dealers. We are also the only motor home manufacturer to have trained service district managers who provide a valuable link between our dealer network and Winnebago Industries with a wealth of service and warranty expertise. Our Owner Relations department also provides a staff of dedicated, trained professionals who are ready to assist our Winnebago Industries motor home customers.

Outlook

Market conditions remain soft due in part to higher fuel costs and interest rates, as well as lower consumer confidence levels due to sub-prime credit and other concerns. As we stated earlier, it is our goal to be profitable in any given market. In spite of these market concerns, we have consistently met this goal. Even with the downturn in the motor home market throughout the last three years, we are proud of our performance, remaining solidly profitable.

We continue to believe in the long-term strategy of returning profits to our shareholders. We believe that through the repurchase of our common stock and by increasing dividends, we are effectively achieving these goals. During fiscal 2007, we repurchased 2,160,000 shares of common stock for an aggregate cost of approximately $64.7 million. As of August 25, 2007, we had $17.5 million remaining on the current share repurchase authorization. Since December 31, 1997, we have repurchased approximately 25.9 million shares of common stock for an aggregate cost of approximately $400.9 million. Additionally, we have paid $65.9 million in dividends to shareholders in the last ten years. When you combine the stock repurchases and dividends, the company has returned $466.8 million to shareholders in the past decade.

The one question shareholders repeatedly ask us is when do we think the motor home market will start to grow again. While that is difficult to precisely predict, it is our belief that a return to growth in the motor home industry is tied to the general economy. We are encouraged that the Federal Reserve lowered interest rates in September 2007 and fuel prices have remained stable during recent months. This should bode well for the motor home industry.

We continue to believe in the long-term growth opportunities for our business. The long-term demographic trends continue to favor motor home market growth as the baby-boom generation continues to enter the prime motor home buying age of 50 years old and older. According to a 2005 University of Michigan study, the age at which people are entering the motor home market is also broadening. We have seen more buyers coming into the motor home market as early as 35 years old because they have found that motor homes fit their active outdoor lifestyle activities such as for tailgating, motor sports events and for towing their motorcycles, four-wheelers, boats and other "toys" for weekends or vacations. We have also seen motor home enthusiasts remaining in the RV lifestyle longer as they lead healthy and active lifestyles into their 70's.

We will continue to focus on product innovation, quality and service for our dealer partners and motor home customers. We believe this will continue to result in solid profitability and the best returns possible for our shareholders.


Horizon

Bruce Hertzke

Bruce D. Hertzke
Chairman of the Board and
Chief Executive Officer
October 24, 2007

Bob Olson

Robert J. Olson
President

Winnebago Industries' Innovative Motor Home Lineup Provides Quality Advantage – 49 Percent New and Redesigned for 2008 Model Year

Innovation plays a key role in driving retail sales. We brought an innovative lineup of Winnebago® and Itasca® brand motor homes to market for the 2008 model year. For the 2008 model year, we have a total of 91 innovative floorplans, 49 percent of which are new or redesigned!

Class A Diesel Offerings

Our drive for innovation has led us to completely revamp our entire diesel lineup for model year 2008. We have new and redesigned diesel motor homes that include new chassis configurations, great new floorplans, luxurious features and one-piece windshields. In addition, all of our 2008 model year diesel products have new clean air diesel engines. These engines now emit 1/60th of the soot compared to a diesel motor home built in 1988.


MAXUM
CHASSIS

The new Maxum chassis made its debut in 2008. We worked closely with Freightliner to combine our exclusive SuperStructure with their new XCL chassis to create a revolutionary lowered rail design that eliminates intrusive rails from exterior storage areas for maximum storage capabilities. Combined with our Smart Storage philosophy, the Maxum provides taller 23 ¼-inch compartment openings, larger pass-through compartments, and an exterior storage capacity of 220 cubic feet that no other chassis in its class can match. Convenient storage bins with movable compartment panels, sliding trays and storage drawers customize the easily accessible exterior storage area. With our SuperStructure design, the Maxum chassis is also seven times stronger than a similar raised rail chassis and features superior ride and handling with a lower center of gravity, air ride suspension and an industry-leading 55- or 60-degree wheel cut. The Maxum chassis is now standard on the Winnebago Tour and Vectra and the Itasca Ellipse and Horizon.

In addition to the new chassis, the Winnebago Tour and Itasca Ellipse feature a new 40WD model in 2008. The 40WD features a full-wall slide design on the passenger side that has slideout space extending 26 feet in length and 24 inches wide, as well as a 24-inch wide flat-floor driver's side slide measuring 13 feet, 9 inches. The lounge area of the 40WD features opposing sofas up front and a spacious galley with an innovative U-shaped dinette that features an adjustable table top for ease of entrance and exit. A 37-inch high definition LCD TV sits mid-coach, with a roomy walk-through bathroom, with an upscale porcelain sink that sits on top of the countertop, and side aisle access to a standard king-size bed are additional highlights of this model. The new 40WD joins the 40TD, 40FD and 40KD models for a spectacular lineup of this innovative diesel product.

The premium Winnebago Vectra and Itasca Horizon lines return with the luxurious 40TD, 40FD and 40KD floorplans for 2008. New features for 2008 include an optional 60-inch exterior slideout tray with built-in drawers that extend with the tray, side-hinged compartment doors, high definition LCD TVs, and optional dining and living modules to customize the RV to your specifications.



2008 Winnebago Journey



Rest Easy® *Multi-Position Lounge*

We also unveiled the totally redesigned Winnebago Journey and Itasca Meridian for 2008. Using a new 29,410-lb. GVWR Freightliner XC chassis that features a 350 hp Cummins engine and six-speed transmission, this straight rail chassis design is a proven platform that provides enhanced fuel economy, improved performance and acceleration, and greater exterior storage with rotocast storage compartments featured between the axles. Two new floorplans were also introduced in 2008 – the 27H and 39Z, both of which feature dual slideout designs with opposing sofas, including our own Rest Easy Multi-Position Lounge. The 37H is a side-slide floorplan with rear wardrobe and storage cabinet extending to create an expansive bedroom area. A large, angled shower and private toilet area are other features of this model. The 39Z features a 20 foot, 5 inch slideout room on the passenger side that extends the galley, wardrobe and king bed for a spacious bedroom area. The 39W also has an angled bathroom with access doors from both the living and bedroom areas. A 37-inch LCD TV, that's integrated into the central entertainment center, is also found on both models.



2008 Winnebago Destination

The new 2008 Winnebago Destination and Itasca Latitude are brand new for 2008 and offer an innovative chassis choice – a standard Workhorse UFO rear engine gas chassis or an optional Freightliner rear engine diesel chassis. Two stunning floorplans are offered as well – the 37G and 39W. Both feature curved cabinetry, innovative interior styling, a new, automotive-styled dash, an integrated entertainment center with a 30-inch high definition TV, deluxe full-body paint and a one-piece windshield with radial arm wiper system.

Class A Gas Offerings

A new full-wall slide highlights the new Winnebago Voyage® and Itasca Sunrise® for 2008. The 32H has a full-side slide measuring 23 feet, 8 inches and extends the lounge, galley and wardrobe with chest of drawers in the bedroom. The 32H also features new basement construction with rotocast compartments and a thicker floor with integrated furnace plenum. The lounge features an innovative U-shaped dinette in the slideout, with a comfortable sofa across the coach. The entertainment center sits rearward of the main entrance door and features a 27-inch TV. The bedroom is especially roomy, with the second slideout extending the rear bed. A 20-inch LCD TV is yet another highlight in the bedroom area. The 32H is a great addition to the Voyage's four other floorplans that offer new features and upgrades in 2008 like new Corian countertops, new furniture styles and available full-body paint.





2008 Winnebago Voyage

The Winnebago Vista® and Itasca Sunstar® were introduced in December 2007 in response to a market trend for value-priced Class A gas products. Featuring a new basement style construction with pass-through storage, a new 32K floorplan was introduced for 2008 and features a new wrap-around style dinette with a single pedestal leg in the front of the coach, with bunk beds opposite the bathroom in the rear. The bunk beds are even more appealing with the optional 8.5 inch LCD flip-down video monitors that have an integrated DVD system and headphones. A queen bed and chest of drawers are also found in the bedroom. In the lounge area, a sofa sits opposite the dinette and provides storage underneath that is accessible from the outside of the coach. The Vista and Sunstar also offer 30-foot and 33-foot floorplans.



2008 Itasca Sunstar

The Winnebago Sightseer® and Itasca Sunova® feature significant upgrades for 2008 including a new and improved dash radio, interior enhancements including curved cabinetry, exterior upgrades like new front and end caps and a new slideroom retention system. With five floorplans to choose from, the Sightseer and Sunova feature a new 19-inch LCD TV, a new interior upgrade package and a new dash radio with a front auxiliary input for an mp3 player.



DVD player for bunk bed models



2008 Itasca Sunova

The Winnebago Adventurer® and Itasca Suncruiser® high-line gas models feature six floorplans for 2008, ranging from 33- to 38-

feet in length. Tall ceilings, premium Corian countertops and an expansive one-piece windshield are just a few of the highlights in 2008.

Class C Offerings

The highly popular Winnebago View and Itasca Navion feature a new, heavier GVWR Dodge Sprinter chassis in 2008 – 11,030 lb. versus 10,200 lb. in 2007 – and a more powerful 3.0L V7 Mercedes Benz diesel engine – up from a 2.7-liter 5-cylinder diesel engine in 2007. If a gasoline powered engine is preferred, the View and Navion offer an optional 3.5L V6 gasoline powered engine as well. Three innovative floorplans are featured, with a 20-inch LCD TV and new styled cab seats, dinette and sofa as additional highlights of the View and Navion.

Just entering the market, the new 2008 Navion iQ is a cutting edge, 24-foot Class C motor home that features full-body paint and an aerodynamic front end for an eye-catching look. It is also built on the 11,030-lb. GVWR Dodge Sprinter chassis with the Mercedes Benz 3.0L turbo diesel engine. The Navion iQ has two innovative floorplans, both with a European-inspired interior that features well-appointed, curved cabinetry that's not only beautiful but provides plenty of storage. The 24CL has a large, panoramic window in the back wall and the rear dinette easily converts into a comfortable 50-inch by 82-inch sleeping space at night. The 24DL features a rear slideout with a queen bed and innovative bench seats and table behind the front cab that also combine for a unique cross coach sleeping space. A 19-inch LCD TV mounted in the dinette area tilts and swivels for optimal viewing throughout the coach and operates on 12 volt DC power so you can watch TV without generator or shoreline power. The fully equipped galley provides a two-burner range and round stainless steel sink with covers that add countertop space when not in use. In the cab, the upscale seats are built for maximum comfort and easily swivel for additional seating space in the living area when parked.



2008 Itasca Navion iQ



Offering six floorplans, the Winnebago Access and Itasca Impulse™ are family friendly Class C motor homes with more features and new options in 2008. A new, optional 19-inch LCD TV is featured in 2008, with a front entertainment center with a 27-inch TV and DVD also available. The 28P, 29T and 31C models feature a large, rear storage trunk and 82-inch interior height in the galley/lounge areas. The newest floorplan, 31J, is found only on the Access model. This dual slideout floorplan features a rear queen bed and passenger side slide with large wardrobe, chest of drawers and bunk beds.



2008 Winnebago Access

The Winnebago Outlook® and Itasca Spirit® offer three innovative floorplans and new features and options for 2008. The Outlook and Spirit also have contemporary, curved cabinets and a curved bathroom wall on the 31C and 31H models.

The nimble Winnebago Aspect® and Itasca Cambria® are striking in 2008 with several interior upgrades, including new color choices and decorative lighting, as well as LCD TVs. Offering a 26-foot and 29-foot floorplan, the Aspect and Cambria feature high-end amenities in an easy-to-maneuver package.



2008 Itsaca Cambria

New features for 2008

Along with Winnebago Industries new motor home for 2008, there's also a host of new product features:

- A new and improved RV Radio is featured on several models. The new radio includes an AM/FM radio, CD, weather band and a front auxiliary audio input for connecting your iPod or MP3 player.
- New slideroom retention system with key lock is found on several 2008 models.
- A new single pedestal leg is offered on the U-shaped dinette, providing more leg room and a more attractive look.
- Stunning curved cabinetry in several 2008 models.
- LCD TVs – high definition as well.
- Hide-a-bed style sofa featuring a comfortable air mattress.
- Expansive one-piece windshields found on a number of models
- Top-of-the-line Corian® solid surface countertops
- New basement designs for added storage
- Side-hinged exterior compartment doors
- A number of interior and exterior enhancements
- Built-in recycling centers in many models

Motor Home Product Classification



Class A Motor Homes

These are conventional motor homes constructed directly on medium and heavy-duty truck chassis which include the engine and drivetrain components. The living area and the driver's compartment are designed and produced by the motor home manufacturer. We manufacture Class A motor homes with gas and diesel engines.



Class C Motor Homes

These are mini motor homes built on a van-type chassis onto which the motor home manufacturer constructs a living area with access to the driver's compartment. We manufacture Class C motor homes with gas and diesel engines.


WINNEBAGO
INDUSTRIES

Winnebago Industries
Motor Home Family Tree

Winnebago Industries manufactures two brands of Class A and Class C motor homes. Listed below are the brand names and model designations of the Company's 2008 product lines.


WINNEBAGO

Class C
- Aspect[G]
- Access[G]
- Outlook[G]
- View[G/D]

Class A
- Vista[G]
- Sightseer[G]
- Voyage[G]
- Adventurer[G]
- Destination[G/D]
- Journey[D]
- Tour[D]
- Vectra[D]


ITASCA

Class C
- Cambria[G]
- Impulse[G]
- Spirit[G]
- Navion[G/D] Navion iQ[D]

Class A
- Sunstar[G]
- Sunova[G]
- Sunrise[G]
- Suncruiser[G]
- Latitude[G/D]
- Meridian[D]
- Ellipse[D]
- Horizon[D]

[G] Gas
[D] Diesel

Annual Report on Form 10-K

(This page left intentionally blank.)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K


OCT 2 4 2007
160

(Mark One)

(X) Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended August 25, 2007; or

(   ) Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from __________________ to ____________________

Commission File Number 001-06403

WINNEBAGO INDUSTRIES, INC.
(Exact name of registrant as specified in its charter)

Iowa (State or other jurisdiction of incorporation or organization)	42-0802678 (I.R.S. Employer Identification No.)
P.O. Box 152, Forest City, Iowa (Address of Principal executive offices)	50436 (Zip Code)

Registrant's telephone number, including area code: (641) 585-3535

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

TITLE OF EACH CLASS	NAME OF EACH EXCHANGE ON WHICH REGISTERED
Common Stock ($.50 par value) and Preferred Share Purchase Rights	The New York Stock Exchange, Inc. Chicago Stock Exchange, Inc.

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

None

Indicate by check mark if the Registrant is a well-known seasoned issuer (as defined in Rule 405 of the Securities Act). Yes ✓ No __

Indicate by check mark whether the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes __ No ✓

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ✓ No __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ✓.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check One):
Large Accelerated Filer ✓ Accelerated Filer __ Non-Accelerated Filer __

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes __ No ✓

Aggregate market value of the common stock held by nonaffiliates of the registrant: $963,835,435 (28,157,623 shares at the closing price on the New York Stock Exchange of $34.23 on February 23, 2007).

Common stock outstanding on October 9, 2007, 29,553,807 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement relating to the registrant's December 2007 Annual Meeting of Shareholders, scheduled to be held December 18, 2007, are incorporated by reference into Part II and Part III of this Annual Report on Form 10-K where indicated.

Winnebago Industries, Inc.
2007 Form 10-K Annual Report
Table of Contents

WINNEBAGO INDUSTRIES, INC.

FORM 10-K

Report for the Fiscal Year Ended August 25, 2007

Forward Looking Information

Certain of the matters discussed in this Annual Report on Form 10-K are "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which involve risks and uncertainties, including, but not limited to, the effect of global tensions, a decline in consumer confidence, availability and price of fuel, a significant increase in interest rates, a slowdown in the economy, availability of chassis and other key component parts, sales order cancellations, slower than anticipated sales of new or existing products, new product introductions by competitors, and other factors which may be disclosed throughout this Annual Report on Form 10-K. Although we believe that the expectations reflected in the "forward looking statements" are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Undue reliance should not be placed on these "forward looking statements," which speak only as of the date of this report. We undertake no obligation to publicly update or revise any forward looking statements whether as a result of new information, future events or otherwise, except as required by law or the rules of the New York Stock Exchange.

PART I

ITEM 1. Business

General

The "Company," "we," "our," and "us" are used interchangeably to refer to Winnebago Industries, Inc. or Winnebago Industries, Inc. and its subsidiaries, as appropriate in the context.

Winnebago Industries, Inc., headquartered in Forest City, Iowa, is a leading United States manufacturer of motor homes which are self-contained recreation vehicles used primarily in leisure travel and outdoor recreation activities. We sell motor homes through independent dealers under the Winnebago and Itasca brand names. Other products manufactured by us consist primarily of original equipment manufacturing (OEM) parts, including extruded aluminum and other component products for other manufacturers and commercial vehicles.

We were incorporated under the laws of the state of Iowa on February 12, 1958, and adopted our present name on February 28, 1961. Our executive offices are located at 605 West Crystal Lake Road in Forest City, Iowa. Our telephone number is (641) 585-3535.

Available Information

Our Web site, located at www.winnebagoind.com, provides additional information about us. On our Web site you can obtain, free of charge, this and prior year Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all of our other filings with the Securities and Exchange Commission. Our recent press releases are also available on our Web site. Our Web site also contains important information regarding our corporate governance practices. Information contained on our Web site is not incorporated into this Annual Report on Form 10-K.

Principal Products

Net revenues by major product classes:

	Year Ended									
(In thousands)	**Aug. 25, 2007**	**%**	**Aug. 26, 2006**	**%**	**Aug. 27, 2005**	**%**	**Aug. 28, 2004**	**%**	**Aug. 30, 2003**	**%**
Motor homes	$ 815,895	93.8	$ 808,715	93.6	$ 946,350	95.4	$1,070,264	96.1	$ 801,027	94.8
Motor home parts and services	16,413	1.9	15,901	1.8	16,401	1.7	15,199	1.3	17,285	2.0
Other manufactured products	37,844	4.3	39,787	4.6	29,224	2.9	28,691	2.6	26,898	3.2
Total net revenues	$ 870,152	100.0	$ 864,403	100.0	$ 991,975	100.0	$1,114,154	100.0	$ 845,210	100.0

Motor Homes

A motor home is a self-propelled mobile dwelling used primarily as temporary living quarters during vacation and camping trips, or to support some other active lifestyle. The Recreation Vehicle Industry Association (RVIA) classifies motor homes into three types which are defined as follows:

Class A models are conventional motor homes constructed directly on medium- and heavy-duty truck chassis, which include the engine and drivetrain components. The living area and driver's compartment are designed and produced by the motor home manufacturer. We manufacture Class A motor homes with gas and diesel engines.

Class B models are panel-type trucks to which sleeping, kitchen, and/or toilet facilities are added. These models also have a top extension to provide more headroom.

Class C models are mini motor homes built on van-type chassis onto which the motor home manufacturer constructs a living area with access to the driver's compartment. We manufacture Class C motor homes with gas and diesel engines.

We manufacture and sell Class A and Class C motor homes under the Winnebago and Itasca brand names. Our current product offerings are as follows:

Type	Winnebago	Itasca
Class A (gas)	Vista, Sightseer, Voyage, Adventurer, Destination	Sunstar, Sunova, Sunrise, Suncruiser, Latitude
Class A (diesel)	Destination, Journey, Tour, Vectra	Latitude, Meridian, Ellipse, Horizon
Class C	Access, Outlook, Aspect, View	Impulse, Spirit, Cambria, Navion

These motor homes generally provide living accommodations for up to seven people and include kitchen, dining, sleeping and bath areas, and in some models, a lounge. Optional equipment accessories include, among other items, generators, home theater systems, king-size beds, leather and UltraLeather™ upholstery and a wide selection of interior equipment. With the purchase of any new motor home, we offer a comprehensive 12-month/15,000-mile warranty on the coach and a 3-year/ 36,000-mile structural warranty on sidewalls and floors.

Our Class A and Class C motor homes are sold by dealers in the retail market with manufacturer's suggested retail prices ranging from approximately $59,000 to $306,000, depending on size and model, plus optional equipment and delivery charges. Our motor homes range in length from 22 to 40 feet.

Unit sales of our recreation vehicles for the last five fiscal years were as follows:

	Year Ended				
Unit Sales	Aug. 25, 2007	Aug. 26, 2006	Aug. 27, 2005	Aug. 28, 2004	Aug. 30, 2003
Class A	5,031	4,455	6,674	8,108	6,705
Class C	4,438	5,388	3,963	4,408	4,021
Total Class A & C Motor Homes	9,469	9,843	10,637	12,516	10,726
Class B Conversions (EuroVan Campers)	---	---	---	---	308

The primary use of recreation vehicles for leisure travel and outdoor recreation has historically led to a peak retail selling season concentrated in the spring and summer months. Our sales of recreation vehicles are generally influenced by this pattern in retail sales, but can also be affected by the level of dealer inventory. Our products are generally manufactured against orders from dealers and from time to time to build inventory to satisfy the peak selling season.

Motor Home Parts and Services

Motor home parts and service activities represent revenues generated by service work we perform for our retail customers at our Forest City, Iowa facility and parts we sell to our dealers. As of August 25, 2007, our parts inventory was approximately $2.6 million and is located in a 450,000-square foot warehouse with what we believe to be the most sophisticated distribution and tracking system in the industry. Our competitive strategy is to provide long-term proprietary manufactured parts available through our dealer network, which increases customer satisfaction and the value of our motor homes.

Other Manufactured Products

We manufacture aluminum extrusions which are sold to over 75 customers. To a limited extent, we manufacture other component parts sold to outside manufacturers. We also manufacture commercial vehicles which are motor home shells, primarily custom designed for the buyer's special needs and requirements, such as law enforcement command centers and mobile medical and dental clinics. These commercial vehicles are sold through our dealer network.

Production

We generally produce motor homes to order from dealers. We have the ability to increase our capacity by scheduling overtime and/or hiring additional production employees or to decrease our capacity through the use of shortened work weeks and/or reducing headcount.

Our Forest City facilities have been designed to provide vertically integrated production line manufacturing. We produce substantially all of the raw aluminum extrusions used for main frame support and interior and exterior trim in our recreation vehicles. We also operate a fiberglass manufacturing and component assembly facility in Hampton, Iowa, and an assembly plant and a cabinet products manufacturing facility in Charles City, Iowa. Our motor home bodies are made from various materials and structural components which are typically laminated into rigid, lightweight panels. Body designs are developed with computer design and analysis, and subjected to a variety of tests and evaluations to meet our standards and requirements. We manufacture a number of components utilized in our motor homes, with the principal exception of the chassis, engines, generators and appliances.

Most of the raw materials and components that we utilize are obtainable from numerous sources. Certain components are produced by only a small group of quality suppliers who presently have the capacity to supply sufficient quantities to meet our needs. This is especially true in the case of motor home chassis, where Ford Motor Company, Freightliner Custom Chassis Corporation (a Daimler company), Workhorse Custom Chassis (owned by IC Corporation, an affiliate of Navistar Corporation), Chrysler LLC and General Motors Corporation are our dominant suppliers. We purchase Class A and C chassis from Ford Motor Company, Class A chassis from Freightliner Custom Chassis Corporation and Workhorse Custom Chassis, and Class C chassis from Chrysler LLC and General Motors Corporation. In Fiscal 2007, only four vendors, Ford Motor Company, Freightliner Custom Chassis Corporation, Chrysler LLC and Workhorse Custom Chassis individually accounted for more than five percent of our raw material purchases and approximating 46 percent in the aggregate.

Distribution and Financing

We market our recreation vehicles on a wholesale basis to a diversified independent dealer organization located throughout the United States and, to a limited extent, in Canada. Foreign sales, including Canada, were less than six percent of net revenues during each of the past three fiscal years. As of August 25, 2007 and August 26, 2006, the motor home dealer organization in the United States and Canada included approximately 285 and 290 dealer locations, respectively. During Fiscal 2007, eight dealer organizations accounted for approximately 25 percent of motor home unit sales. No one dealer organization accounted for as much as five percent of motor home unit sales.

We have sales and service agreements with dealers which generally have a term of ten years. Many of the dealers are also engaged in other areas of business, including the sale of automobiles, and many dealers carry one or more competitive lines of motor homes. We continue to place high emphasis on the capability of our dealers to provide complete service for our recreation vehicles. Dealers are obligated to provide full service for owners of our recreation vehicles, or in lieu thereof, to secure such service at their own expense from other authorized firms.

At August 25, 2007, we had a staff of 30 people engaged in field sales and service to the motor home dealer organization.

We advertise and promote our products through national RV magazines, the Go RVing national advertising campaign, direct-mail campaigns, various national promotional opportunities and on a local basis through trade shows, television, radio and newspapers, primarily in connection with area dealers.

Recreation vehicle sales to dealers are made on cash terms. Most dealers are financed on a "floorplan" basis under which a bank or finance company lends the dealer all, or substantially all, of the purchase price, collateralized by a security interest in the merchandise purchased. As is customary in the recreation vehicle industry, we typically enter into a repurchase agreement with a lending institution financing a dealer's purchase of our product upon the lending institution's request and after completion of a credit check of the dealer involved. Our repurchase agreements provide that for up to 12 months after a unit is financed, in the event of default by the dealer on the agreement to pay the lending institution, we will repurchase the financed merchandise. Our maximum exposure under repurchase agreements varies significantly from time to time, depending upon general economic conditions, seasonal shipments, competition, dealer organization, gasoline availability and price and the cost of bank financing. (See Note 6 to the Consolidated Financial Statements)

Competition

The recreation vehicle market is highly competitive, both as to price and quality of the product. We believe our principal competitive advantages are our brand name recognition, the quality of our products and our warranty and service capability. We also believe that our prices are competitive with the competitions' units of comparable size and quality.

We are a leading U.S. manufacturer of motor homes. For the 12 months ended August 31, 2007, RVIA reported U.S. manufacturers' factory shipments of 33,600 Class A motor homes and 19,200 Class C motor homes. Our unit sales of such products for the last five fiscal years are shown on page 3 of this report. We have numerous competitors and potential competitors in this industry. According to Statistical Surveys, Inc. the five largest U.S. manufacturers represented approximately 69 percent of the combined Class A and Class C motor home retail sales for the eight months ended August 31, 2007, including our sales, which represented approximately 18.8 percent of the market. We are not a significant factor in the markets for motor home parts and services and other manufactured products.

Regulation, Trademarks and Patents

We are subject to a variety of federal, state and local laws and regulations, including the National Traffic and Motor Vehicle Safety Act, under which the National Highway Traffic Safety Administration may require manufacturers to recall recreation vehicles that contain safety-related defects, and numerous state consumer protection laws and regulations relating to the operation of motor vehicles, including so-called "Lemon Laws." We are subject to regulations promulgated by the Occupational Safety and Health Administration (OSHA). Our facilities are periodically inspected by federal and state agencies, such as OSHA. We believe that our products and facilities comply in all material respects with the applicable vehicle safety, consumer protection, RVIA and OSHA regulations and standards. Amendments to any of these regulations or the implementation of new regulations, however, could significantly increase the cost of manufacturing, purchasing, operating or selling our products and could have a material adverse effect on our results of operations. Our failure to comply with present or future regulations could result in fines being imposed on us, potential civil and criminal liability, suspension of sales or production, or cessation of operations In addition, a major product recall could have a material adverse effect on our results of operations.

Our operations are subject to a variety of federal and state environmental laws and regulations relating to the use, generation, storage, treatment, emission and disposal of hazardous materials and wastes and noise pollution. Although we believe that we currently are in material compliance with applicable environmental regulations, the failure by us to comply with present or future laws and regulations could result in fines being imposed on us, potential civil and criminal liability, suspension of production or operations, alterations to the manufacturing process, or costly cleanup or capital expenditures.

We have several registered trademarks which include: Adventurer, Aspect, Cambria, Ellipse, Horizon, Impulse, Itasca, Journey, Meridian, Navion, Outlook, Sightseer, Spirit, Suncruiser, Sunova, Sunrise, Sunstar, Tour, Vectra, View, Vista, Voyage, and Winnebago. We believe that our trademarks and trade names are significant to our business and we will vigorously protect them against infringement. We are not dependent upon any patents or technology licenses for the conduct of our business.

Research and Development

Research and development expenditures are expensed as incurred. During Fiscal 2007, 2006 and 2005, we spent approximately $4.3 million, $3.9 million and $3.6 million, respectively, on research and development activities.

Human Resources

As of September 1, 2007, 2006 and 2005, we employed approximately 3,310, 3,150 and 3,610 persons, respectively. Of these, approximately 2,630, 2,510 and 2,940 persons, respectively, were engaged in manufacturing and shipping functions. None of our employees are covered under a collective bargaining agreement.

ITEM 1A. Risk Factors

The following risk factors should be considered carefully in addition to the other information contained in this Annual Report on Form 10-K. The risks and uncertainties described below are not the only ones we face, but represent some of the most significant risk factors that we believe may adversely affect the RV industry and our business, operations or financial position.

Competition

The market for recreation vehicles is very competitive. Competition in this industry is based upon price, design, value, quality and service. There can be no assurance that existing or new competitors will not develop products that are superior to our recreation vehicles or that achieve better consumer acceptance, thereby adversely affecting market share, sales volume and profit margins.

Cyclicality and Seasonality

The recreation vehicle industry has been characterized by cycles of growth and contraction in consumer demand, reflecting prevailing economic, demographic, and political conditions, which affect disposable income for leisure-time activities. Consequently, the results for any prior period may not be indicative of results for any future period.

Seasonal factors, over which we have no control, also have an effect on the demand for our products. Demand in the recreation vehicle industry generally declines over the winter season, while sales are generally highest during the spring and summer months. Also, unusually severe weather conditions in some markets may impact demand.

Fuel Availability and Prices

Gasoline or diesel fuel is required for the operation of motorized recreation vehicles. There can be no assurance that the supply of these petroleum products will continue uninterrupted, that rationing will not be imposed or that the price of or tax on these petroleum products will not significantly increase in the future. Fuel shortages and substantial increases in fuel prices have had a material adverse effect on the recreation vehicle industry as a whole in the past and could have a material adverse effect on us in the future.

General Economic Conditions and Certain Other External Factors

Companies within the recreation vehicle industry are subject to volatility in operating results due to external factors such as general economic conditions and political changes. Specific factors affecting the recreation vehicle industry include:

- overall consumer confidence and the level of discretionary consumer spending;
- interest rates;
- inventory levels, including the level of retail sales at dealer locations;
- employment trends;
- the adverse impact of global tensions on consumer spending and travel-related activities; and
- adverse impact on margins of increases in raw material costs which we are unable to pass on to customers without negatively affecting sales.

Dependence on Chassis Suppliers

Most RV components are readily available from numerous sources. However, a few components are produced by only a small group of quality suppliers that have the capacity to supply large quantities on a national basis. This is especially true in the case of motor home chassis, where Ford Motor Company, Freightliner Custom Chassis Corporation, Workhorse Custom Chassis, Chrysler LLC and General Motors Corporation are the Company's major suppliers. Decisions by suppliers to decrease production, utilize production internally, or shortages, production delays or work stoppages by the employees of such suppliers could have a material adverse effect on our ability to produce motor homes and ultimately, on the results from operations.

Potential Liabilities Under Repurchase Agreements

In accordance with customary practice in the recreation vehicle industry, we enter into formal repurchase agreements with lending institutions pursuant to which it is agreed, in the event of a default by an independent retailer in its obligation to a lender, we will repurchase product at declining prices over the term of the agreements, typically 12 months. The difference between the gross repurchase price and the price at which the repurchased product can then be resold, which is typically at a discount to the gross repurchase price, represents a potential expense to us. Thus, if we were obligated to repurchase a large number of recreation vehicles in the future, this would increase costs, which could have a negative effect on earnings. Our maximum potential exposure under these formal repurchase agreements was approximately $308.2 million at August 25, 2007, however, losses under these agreements have not been material in the past. Tightened credit standards by lenders and more aggressive attempts to accelerate collection of outstanding accounts with dealers could result in defaults by dealers and result in repurchase obligations that may be higher than has historically been the case.

Warranty Claims

We are subject to warranty claims in the ordinary course of our business. Although we maintain reserves for such claims, which to date have been adequate, there can be no assurance that warranty expense levels will remain at current levels or that such reserves will continue to be adequate. A significant increase in warranty claims exceeding our current warranty expense levels could have a material adverse effect on our results of operations, financial condition and cash flows.

In addition to the costs associated with the contractual warranty coverage provided on our motor homes, we also occasionally incur costs as a result of additional service actions not covered by our warranties, including product recalls and customer satisfaction actions. Although we estimate and reserve for the cost of these service actions, there can be no assurance that expense levels will remain at current levels or such reserves will continue to be adequate.

Product Liability

We are involved in legal proceedings in the ordinary course of business, including a variety of warranty, "Lemon Law" and product liability claims typical in the recreation vehicle industry. We have an insurance policy covering product liability, however, we are self-insured for a portion of product liability claims. Self-insurance retention liability for at least the past five fiscal years was $2.5 million per occurrence and $6.0 million in aggregate per policy year. In the event that the annual aggregate of the self-insured retention is exhausted by payment of claims and defense expenses, a deductible of $1.0 million, excluding defense expenses, is applicable to each claim covered under this insurance policy. We cannot be certain that our insurance coverage will be sufficient to cover all future claims against us, which may have a material adverse effect on our results of operations and financial condition. In addition, if these claims rise to a level of frequency or size that are significantly higher than similar claims made against our competitors, our reputation and business may be harmed.

Government Regulation

We are subject to numerous federal, state and local regulations governing the manufacture and sale of our products, including the provisions of the National Traffic and Motor Vehicle Safety Act ("the Motor Vehicle Act"), and the safety standards for recreation vehicles and components which have been promulgated under the Motor Vehicle Act by the Department of Transportation. The Motor Vehicle Act authorizes the National Highway Traffic Safety Administration to require a manufacturer to recall and repair vehicles which contain certain hazards or defects. Any recalls of our vehicles, voluntary or involuntary, could have a material adverse effect on our results of operations, financial condition and cash flows.

We are also subject to federal and numerous state consumer protection and unfair trade practice laws and regulations relating to the sale, transportation and marketing of motor vehicles, including so-called "Lemon Laws." Federal and state laws and regulations also impose upon vehicle operators various restrictions on the weight, length and width of motor vehicles, including motor homes that may be operated in certain jurisdictions or on certain roadways. Certain jurisdictions also prohibit the sale of vehicles exceeding length restrictions.

Finally, federal and state authorities also have various environmental control standards relating to air, water, noise pollution and hazardous waste generation and disposal which affect us and our operations. Failure to comply with any of the foregoing laws or regulations could have an adverse impact on our results of operations, financial condition and cash flows.

ITEM 1B. Unresolved Staff Comments

None

ITEM 2. Properties

Our principal manufacturing, maintenance and service operations are conducted in multi-building complexes owned by us. The following sets forth our material facilities as of August 25, 2007:

Location	Facility Type/Use	No. of Buildings	Owned or Leased	Square Footage
Forest City, Iowa	Manufacturing, maintenance, service and office	31	Owned	1,593,000
Forest City, Iowa	Warehouse	4	Owned	680,000
Charles City, Iowa	Manufacturing	5	Owned	352,000
Hampton, Iowa	Manufacturing	2	Owned	135,000
Hampton, Iowa	Warehouse	1	Leased	17,000
		43		2,777,000

Subsequent to the end of Fiscal 2007, the lease on the Hampton facility was extended to December 31, 2008. Our facilities in Forest City are located on approximately 570 acres of land, all owned by us. We lease 220,000 square feet of our warehouse facilities in Forest City to others. Most of our buildings are of steel or steel and concrete construction and are protected from fire with high-pressure sprinkler systems, dust collector systems, automatic fire doors and alarm systems. We believe that our facilities and equipment are well maintained, in excellent condition and suitable for the purposes for which they are intended. Should we require increased production capacity in the future, we believe that additional or alternative space adequate to serve our foreseeable needs would be available.

An unaffiliated third-party supplier of painting services (the "Supplier") for our motor homes has leased paint facilities in Forest City, Iowa and Charles City, Iowa. We have guaranteed a portion of the lease payment obligations of the Supplier. (See Note 6 to the Consolidated Financial Statements)

ITEM 3. Legal Proceedings

We are involved in various legal proceedings which are ordinary routine litigation incident to our business, some of which are covered in whole or in part by insurance. While it is impossible to estimate with certainty the ultimate legal and financial liability with respect to this litigation, we are of the opinion that while the final resolution of any such litigation may have an impact on our consolidated results for a particular reporting period, the ultimate disposition of such litigation will not have any material adverse effect on our financial position, results of operations or liquidity.

ITEM 4. Submission of Matters to a Vote of Security Holders

None

Executive Officers of the Registrant

Name	Office (Year First Elected an Officer)	Age
Bruce D. Hertzke +	Chairman of the Board and Chief Executive Officer (1989)	56
Robert J. Olson	President (1996)	56
Raymond M. Beebe	Vice President, General Counsel & Secretary (1974)	65
Robert L. Gossett	Vice President, Administration (1998)	56
Roger W. Martin	Vice President, Sales and Marketing (2003)	47
Sarah N. Nielsen	Vice President, Chief Financial Officer (2005)	34
William J. O'Leary	Vice President, Product Development (2001)	58
Randy J. Potts	Vice President, Manufacturing (2006)	48
Brian J. Hrubes	Controller (1996)	56
Donald L. Heidemann	Treasurer (2007)	35

+ Director

Officers are elected annually by the Board of Directors. There are no family relationships between or among any of the Corporate Officers or Directors of the Company.

Mr. Hertzke has over 36 years of experience with Winnebago Industries. He has been Chairman and Chief Executive Officer since 1998.

Mr. Olson has over 38 years of experience with Winnebago Industries. He was elected President May 1, 2007, previously serving as Senior Vice President, Operations, since January 2006. He served as Vice President, Manufacturing, from August 1996 to January 2006.

Mr. Beebe has over 33 years of experience with Winnebago Industries. He has been Vice President, General Counsel and Secretary since 1986.

Mr. Gossett has over eight years of experience with Winnebago Industries. He has been Vice President, Administration since joining the Company in 1998.

Mr. Martin has over 13 years of experience with Winnebago Industries. He has been Vice President, Sales and Marketing since February 2003. He joined the Company as Director of Marketing in 1994.

Ms. Nielsen has two years of experience with Winnebago Industries. She has been Vice President, Chief Financial Officer since November 2005. Ms. Nielsen joined the Company in August 2005. Prior to joining Winnebago Industries, she was employed by Deloitte & Touche LLP since 1995 in the position of Assurance and Advisory Services Senior Manager from 2003 to August 2005 and a Manager from 2000 to 2003.

Mr. O'Leary has over 35 years of experience with Winnebago Industries. He has been Vice President, Product Development since 2001.

Mr. Potts has over 24 years of experience with Winnebago Industries. He was elected Vice President, Manufacturing in October 2006. He served as Director of Manufacturing from February 2006 to October 2006. Prior to that time, he served as general manager of Manufacturing Services since 2001.

Mr. Hrubes has over 36 years of experience with Winnebago Industries. He has been Controller since December 1996.

Mr. Heidemann joined Winnebago Industries and was elected to the position of Treasurer on August 6, 2007. Prior to joining Winnebago Industries, Mr. Heidemann served in various treasury positions for Select Comfort Corporation from 2003 to July 2007 and served in various treasury positions for Rent-A-Center Incorporated from 1998 to 2003.

PART II

ITEM 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock is listed on the New York and Chicago Exchanges and our ticker symbol is WGO.

Below are the New York Stock Exchange high, low and closing prices of Winnebago Industries, Inc. stock for each quarter of Fiscal 2007 and Fiscal 2006:

Fiscal 2007	High	Low	Close	Fiscal 2006	High	Low	Close
First Quarter	$35.69	$27.80	$34.49	First Quarter	$33.15	$26.14	$32.50
Second Quarter	36.72	31.05	34.23	Second Quarter	35.94	30.38	31.36
Third Quarter	35.17	29.62	31.68	Third Quarter	34.44	28.05	29.14
Fourth Quarter	31.93	25.62	27.79	Fourth Quarter	31.78	26.90	28.41

Holders

Shareholders of record as of October 9, 2007: 3,819

Dividends Paid Per Share

Fiscal 2007		Fiscal 2006	
Date Paid	**Amount**	**Date Paid**	**Amount**
October 9, 2006	$0.10	October 3, 2005	$0.09
January 8, 2007	0.10	January 9, 2006	0.09
April 9, 2007	0.10	April 3, 2006	0.09
July 9, 2007	0.10	July 10, 2006	0.09
Total	$0.40	Total	$0.36

On October 10, 2007, the Board of Directors declared a quarterly cash dividend of $0.12 per common share payable January 7, 2008 to shareholders of record as of December 7, 2007. We paid dividends of $0.40 per common share during Fiscal 2007 and $0.36 per common share during Fiscal 2006.

Issuer Purchases of Equity Securities

On June 20, 2007, the Board of Directors authorized the repurchase of outstanding shares of our common stock, depending on market conditions, for an aggregate consideration of up to $60 million. There is no time restriction on this authorization. As of August 25, 2007, 1,476,000 shares were repurchased under this authorization, at an aggregate cost of $42.5 million. As of August 25, 2007, approximately $17.5 million was available for additional purchases.

Under a previous authorization which was completed in June 2007, we repurchased 56,000 shares for $1.6 million during the fourth quarter of Fiscal 2007.

In total, 2,160,000 shares, or 6.9 percent of our outstanding shares as of August 26, 2006, were repurchased during Fiscal 2007 for an aggregate consideration of approximately $64.7 million.

This table provides information with respect to purchases by us of shares of our common stock during each fiscal month of the fourth quarter of Fiscal 2007:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs
05/27/07 – 06/30/07	416,000	$29.73	416,000	$49,263,000
07/01/07 – 07/28/07	558,000	$29.36	558,000	$32,891,000
07/29/07 – 08/25/07	558,000	$27.51	558,000	$17,536,000
Total	1,532,000	$28.79	1,532,000	$17,536,000

Equity Compensation Plan Information

The following table provides information as of August 25, 2007 with respect to shares of our common stock that may be issued under our existing equity compensation plans:

(Adjusted for the 2-for-1 Stock Split on March 5, 2004) Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by shareholders	1,137,975 (1)	$26.32	1,105,061 (2)
Equity compensation plans not approved by shareholders (3)	49,062 (4)	$21.00	N/A (5)
Total	1,187,037	$26.10	1,105,061

(1) This number includes 701,265 stock options granted under the 2004 Incentive Compensation Plan (the "Plan"). Also included are 436,710 options granted under the 1997 Stock Option Plan.

(2) This number represents stock options available for grant under the Plan as of August 25, 2007. The Plan replaced the 1997 Stock Option Plan effective January 1, 2004. No new grants may be made under the 1997 Stock Option Plan. Any stock options previously granted under the 1997 Stock Option Plan will continue to vest and/or be exercisable in accordance with their original terms and conditions.

(3) Our sole Equity Compensation Plan not previously submitted to our shareholders for approval is the Directors' Deferred Compensation Plan. The Board of Directors may terminate the Directors' Deferred Compensation Plan at any time. If not terminated earlier, the Directors' Deferred Compensation Plan will automatically terminate on June 30, 2013. For a description of the key provisions of the Directors' Deferred Compensation Plan, see the information in our Proxy Statement for the Annual Meeting of Shareholders scheduled to be held December 18, 2007 under the caption "Director Compensation," which information is incorporated by reference herein.

(4) Represents shares of common stock issued to a trust which underlie stock units, payable on a one-for-one basis, credited to stock unit accounts as of August 25, 2007 under the Directors' Deferred Compensation Plan.

(5) The table does not reflect a specific number of stock units which may be distributed pursuant to the Directors' Deferred Compensation Plan. The Directors' Deferred Compensation Plan does not limit the number of stock units issuable thereunder. The number of stock units to be distributed pursuant to the Directors' Deferred Compensation Plan will be based on the amount of the director's compensation deferred and the per share price of our common stock at the time of deferral.

Performance Graph

The following graph compares the five-year cumulative total shareholder return (including reinvestment of dividends) of the Company with the cumulative total return on the Standard & Poor's 500 Index and a peer group.(1) It is assumed in the graph that $100 was invested in the Company's Common Stock, in the stock of the companies in the Standard & Poor's 500 Index and in the stocks of the peer group companies on August 30, 2002 and that all dividends received within a quarter were reinvested in that quarter. In accordance with the guidelines of the Securities and Exchange Commission, the shareholder return for each entity in the peer group index have been weighted on the basis of market capitalization as of each annual measurement date set forth in the graph.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Winnebago Industries, Inc., The S&P 500 Index
And A Peer Group
$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
8/30/02
8/30/03
8/28/04
8/27/05
8/26/06
8/25/07
Winnebago Industries, Inc.
S&P 500
Peer Group(1)

Company/Index	Base Period 8/30/2002	INDEXED RETURNS 8/30/2003	8/28/2004	8/27/2005	8/26/2006	8/25/2007
Winnebago Industries, Inc.	100.00	129.54	169.06	173.77	153.53	152.12
S&P 500 Index	100.00	112.07	124.90	140.59	153.08	176.25
Peer Group (1)	100.00	140.94	150.81	143.10	149.02	173.61

(1) The peer group companies, consisting of Coachmen Industries, Inc., Fleetwood Enterprises, Inc., Monaco Coach Corporation, National R.V. Holdings, Inc. and Thor Industries, Inc. were selected by the Company on the basis of the similarity of their business to that of the Company.

* $100 invested on August 30, 2002 in Winnebago Industries or Peer Group stock or on September 4, 2002 in the S&P 500 Index–including reinvestment of dividends. Said Index is calculated on a month-end basis.

ITEM 6. Selected Financial Data (See Pages 54 and 55)

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview

Winnebago Industries, Inc. is a leading motor home manufacturer with a proud history of manufacturing recreation vehicles for the last 49 years. We led the industry in combined retail unit market share of Class A and Class C motor homes, with 18.8 percent, for the calendar year-to-date through August 31, 2007 according to Statistical Surveys, Inc. Our strategy is to manufacture quality motor homes in a profitable manner. We measure profitability by using five guidelines: return on assets, return on equity, return on invested capital, operating income as a percent of net revenues and net income as a percent of net revenues. Our primary goal is to be a leader in profitability in the recreation vehicle industry. Our performance has enabled us to return significant profits to our shareholders through stock repurchases and dividends. During the twelve months ended August 25, 2007, we repurchased approximately 2.2 million shares of stock, or 6.9 percent of our outstanding stock at August 26, 2006 for $64.7 million and we paid out dividends of $12.5 million to our shareholders.

During the first half of Fiscal 2007, we saw a continuation of what we had experienced in Fiscal 2006: volume declines and a product mix shift to lower price points. According to Statistical Surveys, Inc., Industry Class A and Class C motor home retail unit sales have decreased 4.9 percent calendar year-to-date through August 2007, continuing the downturn experienced in Calendar 2006 in which retail unit sales were down 9.9 percent. Winnebago Industries' motor home unit wholesale deliveries for the fiscal year ended August 25, 2007 decreased 3.8 percent. All of our volume decline occurred in the first six months of the fiscal year, whereas our deliveries did stabilize and slightly improve in the third and fourth quarters as compared to the prior periods.

In regards to our product mix, Class A volume and mix increased as compared to last year (53 percent versus 45 percent), which resulted in our motor home average selling price increasing 4.9 percent for the year. However, we introduced a new low-priced Class A product (Winnebago Vista and Itasca Sunstar) in our second quarter which significantly contributed to the increase in Class A volume. We have noted the continued popularity of the lower price points in all product categories throughout the year. Consequently, although net revenues were essentially flat as compared to the prior year, our gross profit margins were negatively impacted by the lower volumes and the mix shift to lower-priced product.

Company Outlook

The RV industry is cyclical and susceptible to slowdowns in the general economy. RV industry sales have been characterized by cycles of growth and contraction in consumer demand, reflecting prevailing economic, demographic and political conditions that affect disposable income for leisure-time activities. Some of the factors that contribute to this cyclicality include fuel availability and costs, interest rate levels, the level of discretionary spending, availability of credit and consumer confidence. The motorized portion of the recreation vehicle industry has experienced a volume decline for over two years. An extended continuation of higher fuel costs, higher interest rates, lower discretionary spending and lower consumer confidence would adversely affect our business, results of operations and financial condition. We will continue to adjust our factory schedule as necessary to reflect the demand for our products.

Order backlog for our motor homes was as follows:

(In units)	**Year Ended**					
	Aug. 25, 2007	**Product Mix %**	**Aug. 26, 2006**	**Product Mix %**	**Increase (Decrease)**	**% Change**
Class A gas	619	33.0	530	31.3	89	16.8
Class A diesel	419	22.4	270	15.9	149	55.2
Total Class A	1,038	55.4	800	47.2	238	29.8
Class C	837	44.6	896	52.8	(59)	(6.6)
Total backlog	1,875	100.0	1,696	100.0	179	10.6
Total approximate revenue dollars (in thousands)	$179,700		$142,100		$37,600	26.5
Dealer inventory	4,471		4,733		(262)	(5.5)

We include in our backlog all accepted purchase orders from dealers to be shipped within the next six months. Orders in backlog can be canceled or postponed at the option of the purchaser at any time without penalty and, therefore, backlog may not necessarily be an accurate measure of future sales.

Long-term demographics are favorable for the industry as our target market of consumers age 50 and older is expected to substantially increase over the next 30 years due to the aging of the baby boom market. Also, according to a 2005 study conducted by the University of Michigan, the age at which the motor home consumer is purchasing motor homes has broadened. More motor home buyers are entering the market earlier than in the past, as young as 35, and living active and healthier lives with more buyers remaining in the RV lifestyle over the age of 75. The study also indicates that owners are now using their motor homes for more than just traditional camping, having a positive impact on long-term motor home market growth. The study shows that motor homes are used to pursue consumers' many lifestyle passions which may include riding their ATVs in the desert, going to motor sports events or tailgating at sporting events.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles (GAAP). In connection with the preparation of our financial statements, we are required to make assumptions and estimates about future events and apply judgments that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures. We base our assumptions, estimates and judgments on historical experience, current trends and other factors that we believe to be relevant at the time our consolidated financial statements are prepared. On a regular basis, we review the accounting policies, assumptions, estimates and judgments to ensure that our financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates and such differences could be material.

Our significant accounting policies are discussed in Note 1, *Nature of Business and Significant Accounting Policies*, of the Notes to Consolidated Financial Statements, included in Item 8, *Financial Statements and Supplementary Data*, of this Annual Report on Form 10-K. We believe that the following accounting estimates and policies are the most critical to aid in fully understanding and evaluating our reported financial results and they require our most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain. We have reviewed these critical accounting estimates and related disclosures with the Audit Committee of our Board.

Revenue Recognition. Generally, revenues for motor homes are recorded when all of the following conditions are met: an order for a product has been received from a dealer, written or verbal approval for payment has been received from the dealer's floorplan financing institution, and the product is delivered to the dealer who placed the order. Most sales are financed under floorplan financing arrangements with banks or finance companies.

Revenues from the sales of our OEM and motor home related parts are recorded as the products are shipped from our location. The title of ownership transfers on these products as they leave our location due to the freight terms of F.O.B. - Forest City, Iowa.

Postretirement Benefits Obligations and Costs. We provide certain health care and other benefits for retired employees, hired before April 1, 2001, who have fulfilled eligibility requirements at age 55 with 15 years of continuous service. Postretirement benefit liabilities are determined by actuaries using assumptions about the discount rate and health care cost-trend rates. Thus, a significant increase or decrease in interest rates could have a significant impact on our operating results. Further discussion of our postretirement benefit plan and related assumptions are included in Note 5 to the Consolidated Financial Statements.

Warranty. We provide with the purchase of any new motor home, a comprehensive 12-month/15,000-mile warranty and a 3-year/36,000-mile warranty on sidewalls and floors. Estimated costs related to product warranty are accrued at the time of sale and are based upon past warranty claims and unit sales history and adjusted as required to reflect actual costs incurred, as information becomes available. A significant increase in dealership labor rates, the cost of parts or the frequency of claims could have a material adverse impact on our operating results for the period or periods in which such claims or additional costs materialize. We also incur costs as a result of additional service actions not covered by our warranties, including product recalls and customer satisfaction actions. Estimated costs are accrued at the time the service action is implemented and are based upon past claim rate experiences and the estimated cost of the repairs. Further discussion of our warranty costs and associated accruals are included in Note 4 to the Consolidated Financial Statements.

Stock-Based Compensation. Historically, we have granted stock options to our key employees and nonemployee directors as part of their compensation. In Fiscal 2007, we granted restricted stock awards to key employees and nonemployee directors instead of stock options.

The amount of compensation expense incurred related to stock awards and to be incurred in future periods is dependent upon a number of factors, such as the number of awards, both options and shares granted, the timing of stock option exercises and actual forfeiture rates. We estimate the fair value of all stock option awards as of the date of grant by applying the Black-Scholes option-pricing model. The application of this valuation model involves assumptions, some of which are judgmental and highly sensitive. These assumptions include, among others, our expected stock price volatility and the expected life of our stock options, which are based primarily on our historical experience.

The value of the restricted stock is based on the closing price of our common stock on the date of grant.

The fair value of each award is amortized on a straight-line basis over the requisite service period or to an employee's eligible retirement date, if earlier. This is because our awards typically vest over three years or upon retirement if earlier; thus, options and restricted stock awards are expensed immediately upon grant for retirement-eligible employees. This feature accelerates expense in the period of grant (typically our first fiscal quarter) and creates an uneven pattern of stock-based compensation that results in relatively higher expense in our first fiscal quarter and relatively lower expense in our second through fourth quarters. The impact of this feature is significant since a majority of our awards are made to retirement-eligible employees. Further discussion of our stock-based compensation is included in Note 1 to the Consolidated Financial Statements.

Other. We have reserves for other loss exposures, such as litigation, taxes, product liability, repurchase commitments, worker's compensation, employee medical claims, inventory and accounts receivable. We also have loss exposure on loan guarantees. Establishing loss reserves for these matters requires the use of estimates and judgment in regards to risk exposure and ultimate liability. We estimate losses under the programs using consistent and appropriate methods; however, changes in assumptions could materially affect our recorded liabilities for loss.

Results of Operations

Fiscal 2007 Compared to Fiscal 2006

The following is an analysis of changes in key items included in the consolidated statements of income for the year ended August 25, 2007 compared to the year ended August 26, 2006.

	Year Ended					
(In thousands, except percent and per share data)	Aug. 25, 2007	% of Revenues	Aug. 26, 2006	% of Revenues	Increase (Decrease)	% Change
Net revenues	$ 870,152	100.0	$ 864,403	100.0	$ 5,749	0.7
Cost of goods sold	770,955	88.6	759,502	87.9	11,453	1.5
Gross profit	99,197	11.4	104,901	12.1	(5,704)	(5.4)
Selling	19,865	2.3	19,619	2.2	246	1.3
General and administrative	24,446	2.8	22,184	2.6	2,262	10.2
Operating expenses	44,311	5.1	41,803	4.8	2,508	6.0
Operating income	54,886	6.3	63,098	7.3	(8,212)	(13.0)
Financial income	6,523	0.8	5,097	0.6	1,426	28.0
Provision for taxes	19,845	2.3	23,451	2.7	(3,606)	(15.4)
Net income	$ 41,564	4.8	$ 44,744	5.2	$ (3,180)	(7.1)
Diluted income per share	$ 1.32		$ 1.37		$ (0.05)	(3.6)
Fully diluted average shares outstanding	31,415		32,550		(1,135)	(3.5)

Unit deliveries consisted of the following:

	Year Ended					
Motor home unit deliveries	Aug. 25, 2007	Product Mix %	Aug. 26, 2006	Product Mix %	Increase (Decrease)	% Change
Class A gas	3,539	37.4	2,961	30.1	578	19.5
Class A diesel	1,492	15.7	1,494	15.2	(2)	(0.1)
Total Class A	5,031	53.1	4,455	45.3	576	12.9
Class C	4,438	46.9	5,388	54.7	(950)	(17.6)
Total deliveries	9,469	100.0	9,843	100.0	(374)	(3.8)

Net revenues for the year ended August 25, 2007 increased $5.7 million, or 0.7 percent, primarily as a result of an increase in the average motor home unit selling price of 4.9 percent which was partially offset by a 3.8 percent decrease in unit deliveries. The increase in the average unit selling price was due to the mix of products sold, as Class A motor homes represented 53.1 percent of the total volume in Fiscal 2007 as compared to 45.3 percent in the prior year. Class A volume increased during Fiscal 2007 due to the introduction of entirely new product offerings in this category, such as the Winnebago Vista and Itasca Sunstar during the second quarter and the Winnebago Destination and Itasca Latitude in the third quarter.

Gross profit margin decreased from 12.1 percent during Fiscal 2006 to 11.4 percent during Fiscal 2007. Gross profit was negatively impacted by lower production volumes which resulted in higher fixed costs per unit of production, and an increase in the mix of lower-margin motor homes, in both Class A and Class C categories. Also contributing, to a lesser extent, to the reduced margin was an increase in last-in, first-out (LIFO) expense in Fiscal 2007 as compared to Fiscal 2006 due to the fact there was a LIFO inventory liquidation in the prior year related to inventory level reductions.

Selling expenses increased $246,000, or 1.3 percent, during the fiscal year ended August 25, 2007. As a percent of net revenues, selling expenses were 2.3 percent during Fiscal 2007 compared to 2.2 percent for Fiscal 2006. The increase in dollars was due primarily to higher advertising expenses.

General and administrative expenses increased $2.3 million, or 10.2 percent, during Fiscal 2007. The increase in expense was due primarily to the increase in management incentive compensation expense partially offset by a reduction in our product liability expense.

Financial income increased $1.4 million, or 28.0 percent, during the fiscal year ended August 25, 2007. The increase in financial income during Fiscal 2007 was due to a higher average interest rate earned on investments and a higher average short-term investment balance.

The overall effective income tax rate decreased to 32.3 percent for Fiscal 2007 from 34.4 percent for Fiscal 2006. The decrease was primarily a result of an increase in tax-free investment income and a decrease in incentive stock option expense not deductible for tax purposes.

Net income decreased by 7.1 percent and income per diluted share decreased by 3.6 percent when comparing Fiscal 2007 to Fiscal 2006. The smaller percentage decrease in income per diluted share was due to a lower number of shares of common stock outstanding during the fiscal year ended August 25, 2007, as a result of shares of common stock repurchased by the Company. (See Note 11 to the Consolidated Financial Statements)

Fiscal 2006 Compared to Fiscal 2005

The following is an analysis of changes in key items included in the consolidated statements of income for the year ended August 26, 2006 compared to the year ended August 27, 2005.

	Year Ended					
(In thousands, except percent and per share data)	Aug. 26, 2006	% of Revenues	Aug. 27, 2005	% of Revenues	(Decrease) Increase	% Change
Net revenues	$ 864,403	100.0	$ 991,975	100.0	$ (127,572)	(12.9)
Cost of goods sold	759,502	87.9	854,997	86.2	(95,495)	(11.2)
Gross profit	104,901	12.1	136,978	13.8	(32,077)	(23.4)
Selling	19,619	2.2	19,936	2.0	(317)	(1.6)
General and administrative	22,184	2.6	18,787	1.9	3,397	18.1
Operating expenses	41,803	4.8	38,723	3.9	3,080	8.0
Operating income	63,098	7.3	98,255	9.9	(35,157)	(35.8)
Financial income	5,097	0.6	2,635	0.3	2,462	93.4
Provision for taxes	23,451	2.7	35,817	3.6	(12,366)	(34.5)
Net income	$ 44,744	5.2	$ 65,073	6.6	$ (20,329)	(31.2)
Diluted income per share	$ 1.37		$ 1.92		$ (0.55)	(28.6)
Fully diluted average shares outstanding	32,550		33,812		(1,262)	(3.7)

Unit deliveries consisted of the following:

	Year Ended					
Motor home unit deliveries	Aug. 26, 2006	Product Mix %	Aug. 27, 2005	Product Mix %	(Decrease) Increase	% Change
Class A gas	2,961	30.1	4,527	42.6	(1,566)	(34.6)
Class A diesel	1,494	15.2	2,147	20.2	(653)	(30.4)
Total Class A	4,455	45.3	6,674	62.8	(2,219)	(33.2)
Class C	5,388	54.7	3,963	37.2	1,425	36.0
Total deliveries	9,843	100.0	10,637	100.0	(794)	(7.5)

Net revenues for the year ended August 26, 2006 decreased $127.6 million, or 12.9 percent, primarily as a result of a 7.5 percent decrease in unit deliveries. Net revenues declined at a higher rate than deliveries due to a shift in product mix weighted more heavily towards lower-priced products, particularly Class C motor homes, which resulted in a 7.7 percent decrease in our average selling price of motor homes during Fiscal 2006. The increase in Class C unit deliveries of 36.0 percent in Fiscal 2006 was primarily due to the popularity of new product offerings, such as the Winnebago View and Itasca Navion Class C diesels. In contrast, the overall market for Class C motor homes decreased 6.2 percent for the eight months ended August 31, 2006 according to statistics published by RVIA.

Gross profit margin decreased from 13.8 percent during Fiscal 2005 to 12.1 percent during Fiscal 2006. The deterioration in margin was primarily due to the change in our mix to lower-priced products with lower margins and higher fixed costs per unit of production resulting from lower production volumes. Also contributing, to a lesser extent, to the reduced margin was stock option expense recorded as a result of the adoption of SFAS No. 123R. Partially offsetting the decline in gross profit margin was the liquidation of LIFO inventory values as a result of a significant reduction of inventory levels during 2006. (See Note 3 to the Consolidated Financial Statements)

Selling expenses decreased $317,000, or 1.6 percent, during fiscal year ended August 26, 2006. However, as a percent of net revenues, selling expenses were 2.2 percent during Fiscal 2006 compared to 2.0 percent for Fiscal 2005. The decrease in dollars was due primarily to lower advertising expenses offset partially by the recording of stock option expense as a result of the adoption of SFAS No. 123R.

General and administrative expenses increased $3.4 million, or 18.1 percent, during Fiscal 2006. The increase in expense was due primarily to the recording of stock option expense and to a lesser extent an increase in our product liability expense, offset partially by a reduction in management incentive compensation expense.

Financial income increased $2.5 million, or 93.4 percent, during the fiscal year ended August 26, 2006. The increase in financial income during Fiscal 2006 was due to a higher average interest rate earned on investments and a higher average short-term investment balance.

The overall effective income tax rate decreased to 34.4 percent for Fiscal 2006 from 35.5 percent for Fiscal 2005. The decrease was primarily a result of the domestic production activities credit of the American Jobs Creation Act and an increase in tax-free investment income offset partially by incentive stock option expense not deductible for tax purposes.

Net income decreased by 31.2 percent and income per diluted share decreased by 28.6 percent when comparing Fiscal 2006 to Fiscal 2005. The smaller percentage decrease in income per diluted share was due to a lower number of shares of common stock outstanding during the fiscal year ended August 26, 2006, as a result of shares of common stock repurchased by the Company. (See Note 11 to the Consolidated Financial Statements)

Analysis of Financial Condition, Liquidity and Resources

In recent fiscal years, we generated substantial cash from operations, which has enabled us to meet our working capital needs and make appropriate investments in manufacturing equipment and facilities, as well as pay increased cash dividends and repurchase stock. Cash and cash equivalents totaled $6.9 million and $24.9 million as of August 25, 2007 and August 26, 2006, respectively. Short-term investments consisting primarily of highly liquid investments totaled $102.7 million and $130.0 million as of August 25, 2007 and August 26, 2006, respectively. Working capital at August 25, 2007 and August 26, 2006 was $168.9 million and $187.0 million, respectively, a decrease of $18.1 million. We have no long-term debt. We currently expect our cash on hand, short-term investments and funds from operations to be sufficient to cover both short- and long-term operation requirements.

Operating Activities

Cash provided by operating activities was $27.8 million in Fiscal 2007, or $85.5 million lower than Fiscal 2006. The decrease in net cash provided by operating activities was primarily attributable to a significant increase in our inventories and in our accounts receivables compared with declines in Fiscal 2006 as well as a decrease in net income. Fiscal 2007 year end inventories increased by $24.1 million as compared to Fiscal 2006 year end primarily due to an increase in units of finished goods and chassis inventory on hand and also to an increase in the average unit cost. The increase in receivables was primarily a result of selling more higher-priced products at the end of Fiscal 2007, compared to Fiscal 2006.

Investing Activities

Uses of cash for investing activities were for manufacturing equipment and facilities purchases of $5.2 million for the fiscal year ended August 25, 2007, compared to $4.8 million during the fiscal year ended August 26, 2006. We purchased $308.1 million of short-term investments and received proceeds of $335.4 million from the sale or maturity of short-term investments during the fiscal year ended August 25, 2007. During the fiscal year ended August 26, 2006, we purchased $214.8 million of short-term investments and received proceeds of $178.0 million from the sale or maturity of short-term investments.

Financing Activities

Primary uses of cash in financing activities for the fiscal year ended August 25, 2007 were $64.7 million for the repurchases of 6.9 percent of our August 26, 2006 outstanding common stock and payments of $12.5 million in dividends. Primary uses of cash in financing activities for the fiscal year ended August 26, 2006 were $57.8 million for the repurchase of our common stock and $11.7 million for the payment of dividends. (See Consolidated Statements of Cash Flows)

Anticipated Use of Funds

Repurchases of up to $17.5 million of our outstanding shares of common stock remain available under the June 20, 2007 Board of Directors authorization.

Estimated uses at August 25, 2007 of our liquid assets for Fiscal 2008 include funds for the payment of cash dividends of $14.2 million (assuming dividends continue to be paid at the current rate and the number of outstanding shares does not change significantly from the number outstanding at August 25, 2007). Additionally, spending for capital expenditures, primarily for manufacturing equipment and facilities, is expected to be similar to the level of Fiscal 2007.

On October 10, 2007, the Board of Directors declared a quarterly cash dividend of $0.12 per common share payable January 7, 2008 to shareholders of record as of December 7, 2007.

Contractual Obligations and Commercial Commitments

Our principal contractual obligations and commercial commitments as of August 25, 2007 were as follows:

(In thousands)		Payments Due By Period			
Contractual Obligations	Total	Fiscal 2008	Fiscal 2009-2010	Fiscal 2011-2012	More Than 5 Years
Operating leases (1)	$ 130	$ 74	$ 51	$ 5	$ ---
Contracted services	556	364	192	---	---
Executive share option obligations (2) (3)	12,675	---	---	---	---
Deferred compensation obligations (3)	26,685	1,622	5,605	5,258	14,200
Postretirement health care obligations (3)	32,560	1,009	2,461	3,154	25,936
Total contractual cash obligations	$ 72,606	$ 3,069	$ 8,309	$ 8,417	$ 40,136

(In thousands)		Amount of Commitment Expiration By Period			
Commercial Commitments	Total	Fiscal 2008	Fiscal 2009-2010	Fiscal 2011-2012	More Than 5 Years
Guarantees (1)	$ 1,604	$ ---	$ 1,604	$ ---	$ ---
Formal repurchase obligations (1)	308,190	308,190	---	---	---
Total commitments	$ 309,794	$ 308,190	$ 1,604	$ ---	$ ---

(1) See Note 6 to the Consolidated Financial Statements.
(2) Payments by period cannot be determined as the participating individual may elect to exercise part or all of an option at their discretion.
(3) See Note 5 to the Consolidated Financial Statements.

New Accounting Pronouncements

See Note 1 to the Consolidated Financial Statements.

Impact of Inflation

Historically, the impact of inflation on our operations has not been significantly detrimental, as we have usually been able to adjust our prices to reflect the inflationary impact on the cost of manufacturing our product. In recent months, the costs of a number of raw materials and component parts utilized in manufacturing our motor homes have increased. While we have been able to pass on these increases historically, in the event we are unable to continue to do so, future increases in manufacturing costs could have a material adverse effect on our results of operations.

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk

As of August 25, 2007, we have an investment portfolio of cash and cash equivalents of $6.9 million and available-for-sale securities of $102.7 million. Taking into account the credit risk criteria of our investment policy, the primary market risk associated with these investments is interest rate risk and a decline in value if market interest rates increase. However, we have the ability to hold our fixed income investments until maturity or for the typical Dutch auction period (an average of 55 days) and based upon historical experience, we do not believe there are significant risks of a failed Dutch auction. However, at fiscal year end our investment portfolio had a weighted average to maturity/auction of 25 days. Therefore, we would not expect to recognize a material adverse impact in income or cash flows in the event of a decline in value due to an increase in market interest rates.

ITEM 8. Financial Statements and Supplementary Data

Index to Financial Statements

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Winnebago Industries, Inc. and its subsidiaries (the "Company") is responsible for establishing and maintaining effective internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. The Company's internal control over financial reporting is a process designed, as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

The Company's internal control over financial reporting is supported by written policies and procedures that:

(1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets;

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company's management and directors; and

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

In addition, the Audit Committee of the Board of Directors, consisting solely of independent directors, meets periodically with management, the internal auditors and the independent registered public accounting firm to review internal accounting controls, audit results and accounting principles and practices and annually selects the independent registered public accounting firm.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In connection with the preparation of the Company's annual consolidated financial statements, management of the Company has undertaken an assessment of the effectiveness of the Company's internal control over financial reporting based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management's assessment included an evaluation of the design of the Company's internal control over financial reporting and testing of the operational effectiveness of the Company's internal control over financial reporting.

Based on this assessment, management has concluded that the Company's internal control over financial reporting was effective as of August 25, 2007.

Deloitte & Touche LLP, the independent registered public accounting firm that audited the Company's consolidated financial statements included in this Annual Report on Form 10-K, has issued an unqualified attestation report included herein, on management's assessment of internal control over financial reporting.

/s/ Bruce D. Hertzke	/s/ Sarah N. Nielsen
Bruce D. Hertzke	Sarah N. Nielsen
Chairman of the Board and	Vice President,
Chief Executive Officer	Chief Financial Officer

October 22, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Winnebago Industries, Inc.
Forest City, Iowa

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Winnebago Industries, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of August 25, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO framework). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of August 25, 2007, is fairly stated, in all material respects, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of August 25, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended August 25, 2007, of the Company and our report dated October 22, 2007, expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Minneapolis, Minnesota

October 22, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Winnebago Industries, Inc.
Forest City, Iowa

We have audited the accompanying consolidated balance sheets of Winnebago Industries, Inc. and subsidiaries (the "Company") as of August 25, 2007 and August 26, 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended August 25, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements referred to above. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at August 25, 2007 and August 26, 2006, and the results of their operations and their cash flows for each of the three years in the period ended August 25, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 5 to the consolidated financial statements, the Company changed its method of accounting for postretirement health care to conform to statement of Financial Accounting Standards No. 158 in the quarter ended August 25, 2007.

As discussed in Note 9 to the consolidated financial statements, the Company changed its method of accounting for share-based payments to conform to Statement of Financial Accounting Standards No. 123R in the quarter ended November 26, 2005.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of August 25, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated October 22, 2007, expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Minneapolis, Minnesota

October 22, 2007

Winnebago Industries, Inc.
Consolidated Statements of Income

(In thousands, except per share data)	Year Ended August 25, 2007	Year Ended August 26, 2006	Year Ended August 27, 2005
Net revenues	$ 870,152	$ 864,403	$ 991,975
Cost of goods sold	770,955	759,502	854,997
Gross profit	99,197	104,901	136,978
Operating expenses:			
Selling	19,865	19,619	19,936
General and administrative	24,446	22,184	18,787
Total operating expenses	44,311	41,803	38,723
Operating income	54,886	63,098	98,255
Financial income	6,523	5,097	2,635
Income before income taxes	61,409	68,195	100,890
Provision for taxes	19,845	23,451	35,817
Net income	$ 41,564	$ 44,744	$ 65,073
Income per common share:			
Basic	$ 1.33	$ 1.39	$ 1.95
Diluted	$ 1.32	$ 1.37	$ 1.92
Weighted average common shares outstanding:			
Basic	31,162	32,265	33,382
Diluted	31,415	32,550	33,812

See notes to consolidated financial statements.

Winnebago Industries, Inc.
Consolidated Balance Sheets

(In thousands, except per share data)	August 25, 2007	August 26, 2006
Assets		
Current assets:		
Cash and cash equivalents	$ 6,889	$ 24,934
Short-term investments	102,650	129,950
Receivables, less allowance for doubtful accounts ($133 and $164, respectively)	30,285	20,859
Inventories	101,208	77,081
Prepaid expenses and other assets	3,981	5,269
Deferred income taxes	12,687	9,067
Total current assets	257,700	267,160
Property and equipment, at cost:		
Land	934	946
Buildings	59,525	59,378
Machinery and equipment	98,026	99,839
Transportation equipment	9,593	9,561
Total property and equipment, at cost	168,078	169,724
Accumulated depreciation	(116,689)	(112,817)
Total property and equipment, net	51,389	56,907
Investment in life insurance	20,015	20,814
Deferred income taxes	19,856	25,002
Other assets	17,550	14,832
Total assets	$ 366,510	$ 384,715
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 35,286	$ 27,923
Income taxes payable	4,252	7,876
Accrued expenses:		
Accrued compensation	16,946	12,498
Product warranties	11,259	9,523
Self-insurance	7,919	7,842
Promotional	3,793	5,253
Accrued dividends	3,546	3,109
Other	5,836	6,098
Total current liabilities	88,837	80,122
Postretirement health care and deferred compensation benefits, net of current portion	69,319	86,271
Contingent liabilities and commitments		
Stockholders' equity:		
Capital stock common, par value $0.50; authorized 60,000 shares, issued 51,776 shares	25,888	25,888
Additional paid-in capital	28,646	22,268
Retained earnings	509,056	480,446
Accumulated other comprehensive income	11,090	- - -
Treasury stock, at cost (22,223 and 20,633 shares, respectively)	(366,326)	(310,280)
Total stockholders' equity	208,354	218,322
Total liabilities and stockholders' equity	$ 366,510	$ 384,715

See notes to consolidated financial statements.

Winnebago Industries, Inc.
Consolidated Statements of Changes in Stockholders' Equity

(In thousands except per share data)	Common Shares Number	Common Shares Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock Number	Treasury Stock Amount	Total Stockholders' Equity
Balance, August 28, 2004	51,776	$25,888	$14,570	$392,430	$ ---	(18,195)	$(231,013)	$201,875
Exercise of stock options	---	---	992	---	---	263	3,408	4,400
Issuance of stock to directors	---	---	72	---	---	5	71	143
Tax benefit of stock options	---	---	1,177	---	---	---	---	1,177
Repurchase of common stock	---	---	---	---	---	(860)	(26,796)	(26,796)
Cash dividends paid and accrued on common stock - $0.30 per share	---	---	---	(9,985)	---	---	---	(9,985)
Net income	---	---	---	65,073	---	---	---	65,073
Balance, August 27, 2005	51,776	$25,888	$16,811	$447,518	$ ---	(18,787)	$(254,330)	$235,887
Exercise of stock options	---	---	143	---	---	123	1,735	1,878
Issuance of stock to directors	---	---	135	---	---	8	117	252
Tax benefit of stock options	---	---	537	---	---	---	---	537
Repurchase of common stock	---	---	---	---	---	(1,977)	(57,802)	(57,802)
Stock-based compensation	---	---	4,642	---	---	---	---	4,642
Cash dividends paid and accrued on common stock - $0.37 per share	---	---	---	(11,816)	---	---	---	(11,816)
Net income	---	---	---	44,744	---	---	---	44,744
Balance, August 26, 2006	51,776	$25,888	$22,268	$480,446	$ ---	(20,633)	$(310,280)	$218,322
Exercise of stock options	---	---	1,215	---	---	449	6,799	8,014
Issuance of stock to directors	---	---	241	---	---	15	219	460
Excess tax benefit on stock-based compensation	---	---	2,097	---	---	---	---	2,097
Issuance of restricted stock	---	---	(1,586)	---	---	106	1,586	---
Stock-based compensation	---	---	4,411	---	---	---	---	4,411
Payments for the purchase of common stock	---	---	---	---	---	(2,160)	(64,650)	(64,650)
Cash dividends paid and accrued on common stock - $0.42 per share	---	---	---	(12,954)	---	---	---	(12,954)
Adjustments to initially apply new accounting standards, net of $6,474 tax benefit	---	---	---	---	11,090	---	---	11,090
Net income	---	---	---	41,564	---	---	---	41,564
Balance, August 25, 2007	51,776	$25,888	$28,646	$509,056	$ 11,090	(22,223)	$(366,326)	$208,354

See notes to consolidated financial statements.

Winnebago Industries, Inc.
Consolidated Statements of Cash Flows

(In thousands)	Year Ended August 25, 2007	August 26, 2006	August 27, 2005
Operating activities:			
Net income	$ 41,564	$ 44,744	$ 65,073
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	10,495	10,635	9,999
Stock-based compensation	4,871	4,894	143
Postretirement benefit income and deferred compensation expense	1,539	1,319	1,181
Deferred income taxes	(3,232)	538	3,424
Provision for doubtful accounts	187	161	119
Loss on disposal of property	4	156	80
Other	39	73	433
Increase in cash surrender value of life insurance policies	(871)	(976)	(999)
Excess tax benefit from stock-based compensation	(1,587)	(501)	---
Change in assets and liabilities:			
Inventories	(24,127)	43,574	10,078
Receivables and prepaid assets	(8,325)	18,954	5,576
Income taxes payable	(3,243)	3,955	1,301
Accounts payable and accrued expenses	11,686	(13,300)	(16,776)
Postretirement and deferred compensation benefits	(1,249)	(971)	(868)
Net cash provided by operating activities	27,751	113,255	78,764
Investing activities:			
Purchases of short-term investments	(308,149)	(214,825)	(255,023)
Proceeds from the sale or maturity of short-term investments	335,449	177,975	213,023
Purchases of property and equipment	(5,245)	(4,830)	(9,653)
Proceeds from the sale of property	279	594	154
Other	(564)	374	(430)
Net cash provided by (used in) investing activities	21,770	(40,712)	(51,929)
Financing activities:			
Payments for purchase of common stock	(64,650)	(57,802)	(26,796)
Payments of cash dividends	(12,517)	(11,670)	(9,400)
Proceeds from exercise of stock options	8,014	1,878	4,400
Excess tax benefit from stock-based compensation	1,587	501	---
Net cash used in financing activities	(67,566)	(67,093)	(31,796)
Net (decrease) increase in cash and cash equivalents	(18,045)	5,450	(4,961)
Cash and cash equivalents at beginning of year	24,934	19,484	24,445
Cash and cash equivalents at end of year	$ 6,889	$ 24,934	$ 19,484
Supplemental cash flow disclosure:			
Income taxes paid	$ 26,319	$ 18,958	$ 31,452

See notes to consolidated financial statements.

Winnebago Industries, Inc.
Notes to Consolidated Financial Statements

Note 1: Nature of Business and Significant Accounting Policies

We are a leading U.S. manufacturer of motor homes, self-contained RVs used primarily in leisure travel and outdoor recreation activities. The RV market is highly competitive, both as to price and quality of the product. We believe our principal competitive advantages are our brand name recognition, the quality of our products and our warranty and service capability. We also believe that our prices are competitive with the competitions' units of comparable size and quality.

Principles of Consolidation
The consolidated financial statements include the parent company and subsidiary companies. All material intercompany balances and transactions with subsidiaries have been eliminated.

Fiscal Period
We follow a 52/53-week fiscal year, ending the last Saturday in August. The financial statements presented are all 52-week periods.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents consist primarily of highly liquid investments with an original maturity of three months or less. The carrying amount approximates fair value due to the short maturity of the investments.

Fair Value Disclosures of Financial Instruments
All financial instruments are carried at amounts believed to approximate fair value.

Derivative Instruments and Hedging Activities
All contracts that contain provisions meeting the definition of a derivative also meet the requirements of, and have been designated as, normal purchases or sales. Our policy is to not enter into contracts with terms that cannot be designated as normal purchases or sales.

Allowance for Doubtful Accounts
The allowance for doubtful accounts is based on historical loss experience and any specific customer collection issues identified. Additional amounts are provided through charges to income as we believe necessary after evaluation of receivables and current economic conditions. Amounts which are considered to be uncollectible are written off and recoveries of amounts previously written off are credited to the allowance upon recovery.

Inventories
Inventories are valued at the lower of cost or market, with cost being determined principally by using the last-in, first-out (LIFO) method and market defined as net realizable value. We have not recognized any charges in Fiscal 2007 or 2006 related to idle capacity due to the fact that we believe our current production levels to be within the range of normal capacity of our production facilities.

Property and Equipment
Depreciation of property and equipment is computed using the straight-line method on the cost of the assets, less allowance for salvage value where appropriate, at rates based upon their estimated service lives as follows:

Asset Class	Asset Life
Buildings	10-30 yrs.
Machinery and equipment	3-10 yrs.
Transportation equipment	4-6 yrs.

We review our long-lived depreciable assets for impairment annually or whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable from future cash flows. As of August 25, 2007 and August 26, 2006, we have determined there were no impairments.

Winnebago Industries, Inc.
Notes to Consolidated Financial Statements (Continued)

Income Taxes
We account for income taxes under Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes.* This Statement requires recognition of deferred assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse.

Legal
Our accounting policy regarding litigation expense is to accrue for probable exposure including estimated defense costs if we are able to estimate the financial impact.

Revenue Recognition
Generally, revenues for motor homes are recorded when all of the following conditions are met: an order for a product has been received from a dealer, written or verbal approval for payment has been received from the dealer's floorplan financing institution, and the product is delivered to the dealer who placed the order. Most sales are financed under floorplan financing arrangements with banks or finance companies.

Revenues of our OEM components and motor home related parts are recorded as the products are shipped from our location. The title of ownership transfers on these products as they leave our location due to the freight terms of F.O.B. - Forest City, Iowa.

Sales Promotions and Incentives
We accrue for estimated sales promotions and incentive expenses, which are recognized as a reduction to revenues, at the time of sale to the dealer or when the sales incentive is offered. Examples of sales promotion and incentive programs include dealer and consumer rebates, volume discounts, retail financing programs and sales associate incentives. Sales promotion and incentive expenses are estimated based on current programs and historical rates.

Shipping Revenues and Expenses
Shipping revenues for products shipped are included within sales, while shipping expenses are included within cost of goods sold.

Research and Development
Research and development expenditures are expensed as incurred. Development activities generally relate to creating new products and improving or creating variations of existing products to meet new applications. During Fiscal 2007, 2006 and 2005, we spent approximately $4.3 million, $3.9 million and $3.6 million, respectively, on research and development activities.

Income Per Common Share
Basic income per common share is computed by dividing net income by the weighted average common shares outstanding during the period.

Diluted income per common share is computed by dividing net income by the weighted average common shares outstanding plus the incremental shares that would have been outstanding upon the assumed exercise of dilutive stock options. (See Note 11 to the Consolidated Financial Statements)

New Accounting Pronouncements
In September 2006, the FASB issued SFAS No 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statement Nos. 87, 88, 106, and 132(R)* ("SFAS 158"). SFAS 158 requires that we recognize the overfunded or underfunded status of our postretirement health care benefits as an asset or liability in our Fiscal 2007 year end balance sheet, with changes in the funded status recognized through other comprehensive income in the year in which they occur. The adoption of SFAS 158 decreased total assets by $6.4 million, decreased total liabilities by $17.6 million and increased total shareholders' equity by $11.1 million, net of tax, in our August 25, 2007 Consolidated Balance Sheet. The adoption of SFAS 158 had no impact on our consolidated results of operations.

In June 2006, the FASB issued FASB Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109,"* (FIN 48). FIN 48 prescribes criteria for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return, among other items. In addition, FIN 48 provides guidance on classification of tax liabilities, interest and penalties, accounting in interim periods, disclosure, and transition with respect to the application of the new accounting standard. FIN 48 is effective for fiscal years beginning after December 15, 2006. We estimate that the adoption of FIN 48 effective in our first quarter of Fiscal 2008, will result in an $8 million to $12 million decrease in retained earnings to be reflected as a cumulative adjustment to the August 26, 2007 balance.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements.* This statement provides a definition of fair value and a consistent basis by which to measure fair value. The statement is effective for fiscal years beginning after November 15, 2007 and for interim periods within those fiscal years. We are currently evaluating the impact of this pronouncement on our future consolidated financial statements.

In April 2007, FASB ratified Emerging Issues Task Force (EITF) Issue No. 06-10, *Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements.* This statement establishes that companies will be required to recognize a liability for the postretirement benefit obligation related to a collateral assignment arrangement — in accordance with SFAS No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions,* (if deemed part of a postretirement plan) or Accounting Principles Board Opinion 12, *Omnibus Opinion — 1967,* (if not part of a plan) — if, based on the substantive agreement with the employee, the employer has agreed to maintain a life insurance policy during the postretirement period or provide a death benefit. The Task Force also reached a consensus that an employer should recognize and measure the associated asset on the basis of the terms of the collateral assignment arrangement. These requirements are effective for fiscal years beginning after December 15, 2007. We are currently evaluating the impact of this pronouncement on our future consolidated financial statements.

Stock-Based Compensation

Effective August 28, 2005, we adopted SFAS No. 123 (revised 2004), *Share-Based Payment* (123R), requiring us to recognize expense related to the fair value of our stock-based compensation awards. We elected the modified prospective transition method as permitted by SFAS No. 123R; accordingly, results from prior periods have not been restated. (See Note 9 to the Consolidated Financial Statements)

The table below illustrates the effect on net earnings and earnings per share as if we had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation during Fiscal 2005.

(In thousands, except per share data)	Year Ended August 27, 2005
Net income	
As reported	$ 65,073
Pro forma	62,035
Income per share (basic)	
As reported	$ 1.95
Pro forma	1.86
Income per share (diluted)	
As reported	$ 1.92
Pro forma	1.84
Weighted average shares outstanding for basic earnings per share	33,382
Weighted average shares outstanding assuming dilution	33,755

Note 2: Short-Term Investments - Available-for-Sale Securities

We had approximately $102.7 million and $130.0 million in short-term investments as of August 25, 2007 and August 26, 2006, respectively. Our short-term investments consist of auction rate preferred securities, variable rate auction preferred stock and other investment-grade marketable debt securities. These investments, a portion of which have stated maturities beyond one year, may be classified as short-term based on their highly liquid nature and because these securities represent the investment of cash that is available for current operations. Our short-term investments are classified as available-for-sale securities due to our intent regarding these securities. As of August 25, 2007 and August 26, 2006, there were no unrealized gains or losses associated with these investments.

Note 3: Inventories

Inventories consist of the following:

(In thousands)	August 25, 2007	August 26, 2006
Finished goods	$ 45,489	$ 33,420
Work-in-process	41,417	35,166
Raw materials	47,007	40,080
	133,913	108,666
LIFO reserve	(32,705)	(31,585)
	$ 101,208	$ 77,081

The above value of inventories, before reduction for the LIFO reserve, approximates replacement cost at the respective dates. During Fiscal 2006, inventory quantities were reduced. This reduction resulted in a liquidation of LIFO inventory values, the effect of which decreased cost of goods sold by $4.0 million and increased net income by $2.6 million or $0.08 per share.

Note 4: Warranty

We provide our motor home customers a comprehensive 12-month/15,000-mile warranty on the coach, and a 3-year/36,000-mile structural warranty on sidewalls and floors. We record a liability based on our estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. Changes in our product warranty liability during Fiscal 2007 and Fiscal 2006 are as follows:

(In thousands)	August 25, 2007	August 26, 2006
Balance at beginning of year	$ 9,523	$ 12,183
Provision	13,257	10,354
Claims paid	(11,521)	(13,014)
Balance at end of year	$ 11,259	$ 9,523

In addition to the costs associated with the contractual warranty coverage provided on our motor homes, we also occasionally incur costs as a result of additional service actions not covered by our warranties, including product recalls and customer satisfaction actions. We estimate the cost of these service actions using past claim rate experiences and the estimated cost of the repairs. Estimated costs are accrued at the time the service action is implemented and included in cost of sales in our Consolidated Statements of Income and as other accrued expenses in our Consolidated Balance Sheets.

Changes in our reserve for customer service actions during Fiscal 2007 and Fiscal 2006 are as follows:

(In thousands)	August 25, 2007	August 26, 2006
Balance at beginning of year	$ 505	$ 624
Provision	410	269
Claims paid	(662)	(388)
Balance at end of year	$ 253	$ 505

Note 5: Employee and Retiree Benefits

Long-term postretirement health care and deferred compensation benefits are as follows:

(In thousands)	August 25, 2007	August 26, 2006
Postretirement health care benefit cost (1)	$ 31,581	$ 50,583
Non-qualified deferred compensation (2)	25,041	25,015
Executive share option plan liability	12,675	10,673
Executive deferred compensation	22	- - -
Total postretirement health care and deferred compensation benefits	$ 69,319	$ 86,271

(1) The current portion of accrued postretirement benefit cost of $979,000 and $903,000 as of August 25, 2007 and August 26, 2006, respectively, is included within other accrued expenses.

(2) The current portion of deferred compensation liability of $1.6 million as of both August 25, 2007 and August 26, 2006, is included within accrued compensation.

Postretirement Health Care Benefits

We provide certain health care and other benefits for retired employees hired before April 1, 2001, who have fulfilled eligibility requirements at age 55 with 15 years of continuous service. Retirees are required to pay a monthly premium for medical coverage based on years of service at retirement and then current age. Our postretirement health care plan currently is not funded. We use a September 1 measurement date for this plan.

On August 25, 2007, we adopted SFAS 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*, which requires that we recognize the overfunded or underfunded status of our retiree health care plan as an asset or liability in our Consolidated Balance Sheet as of August 25, 2007, with changes in the funded status, net of tax, being recognized through other comprehensive income.

The following tables present reconciliations of the benefit obligation and the funded status of the plan:

(In thousands)	August 25, 2007	August 26, 2006
Change in benefit obligation:		
Accumulated benefit obligation, beginning of year	$ 31,918	$ 33,672
Interest cost	1,888	1,826
Actuarial gain	(1,183)	(3,697)
Service cost	809	931
Net benefits paid	(872)	(814)
Benefit obligation, end of year	$ 32,560	$ 31,918
Funded status	$ ---	$ ---
Accumulated benefit obligation in excess of plan assets	32,560	31,918
Unrecognized cost:		
Net actuarial loss	*	(19,327)
Prior service cost	*	38,895
Accrued postretirement health care benefit cost (short- and long-term)	$ 32,560	$ 51,486

*Not applicable due to adoption of new accounting standard.

Amounts recognized in the Consolidated Balance Sheets are as follows:

(In thousands)	August 25, 2007	August 26, 2006
Current liabilities	$ 979	$ 903
Noncurrent liabilities	31,581	50,583
	$ 32,560	$ 51,486

Net periodic postretirement benefit income for the past three fiscal years consisted of the following components:

(In thousands)	August 25, 2007	August 26, 2006	August 27, 2005
Interest cost	$ 1,888	$ 1,826	$ 1,809
Service cost	809	931	910
Net amortization and deferral	(3,187)	(2,948)	(2,978)
Net periodic postretirement benefit income	$ (490)	$ (191)	$ (259)

Amounts not yet recognized in net periodic benefit cost and included in accumulated other comprehensive income (before taxes) are as follows:

(In thousands)	August 25, 2007	August 26, 2006
Prior service credit	$ (34,647)	$ *
Net actuarial loss	17,083	*
Accumulated other comprehensive income	$ (17,564)	$ *

*Not applicable under previous accounting principles.

The estimated net loss and prior service credit that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2008 are $1.0 million and $(4.2) million, respectively.

The discount rate used in determining the accumulated postretirement benefit obligation was 6.25 percent at August 25, 2007 and 6.0 percent at August 26, 2006. The average assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligations as of August 25, 2007 was 8.5 percent, decreasing each successive year until it reaches 4.5 percent in 2015 after which it remains constant.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage point change in assumed health care cost trend rates would have the following effects:

(In thousands)	One Percentage Point Increase	One Percentage Point Decrease
Effect on total of service and interest cost components	$ 16	$ (19)
Effect on postretirement benefit obligation	$ 245	$ (298)

Expected future benefit payments for postretirement health care for the next 10 years are as follows:

(In thousands) Year Ended	Amount
2008	$ 1,009
2009	1,140
2010	1,321
2011	1,493
2012	1,661
2013 - 2017	10,854
	$ 17,478

The expected benefits have been estimated based on the same assumptions used to measure our benefit obligation as of August 25, 2007 and include benefits attached to estimated future employees' services.

Deferred Compensation Benefits

Non-Qualified Deferred Compensation Program (1981)

We have a Non-Qualified Deferred Compensation Program which permitted key employees to annually elect (via individual contracts) to defer a portion of their compensation until their retirement. The plan has been closed to any additional deferrals since January 2001. The retirement benefit to be provided is based upon the amount of compensation deferred and the age of the individual at the time of the contracted deferral. An individual generally vests at the later of age 55 and five years of service since the deferral was made. For deferrals prior to December 1992, vesting occurs at the later of age 55 and five years of service from first deferral or 20 years of service. Deferred compensation expense was $1.8 million, $1.5 million and $1.5 million in Fiscal 2007, 2006 and 2005, respectively. Total deferred compensation liabilities were $26.7 million and $26.6 million at August 25, 2007 and August 26, 2006, respectively.

To assist in funding the deferred compensation liability, we have invested in corporate-owned life insurance policies. The cash surrender value of these policies are presented as investment in life insurance in the accompanying consolidated balance sheets.

Investment in life insurance consisted of the following:

(In thousands)	2007	2006
Corporate owned life insurance:		
Cash value	$ 38,112	$ 37,417
Borrowings	(22,349)	(20,838)
Cash surrender value	15,763	16,579
Life insurance premium receivables (1)	4,062	4,044
Other company-owned life insurance policies	190	191
Total investment in life insurance	$ 20,015	$ 20,814

(1) The life insurance premium receivables above are receivables from employees for premiums paid by the Company on their behalf. These receivables are collateralized by the assignment of employee-owned life insurance for the reimbursement of premiums paid by the Company from the net death benefit proceeds of the policies, upon the death of the insured.

Non-Qualified Share Option Program (2001)
In addition, we have a Non-Qualified Share Option Program which permitted participants in the Executive Share Option Plan (the "Executive Plan") to choose to exchange a portion of their salary or other eligible compensation for options on selected securities, primarily equity-based mutual funds. These assets are treated as trading securities and are recorded at fair value. The Executive Plan has been closed to any additional deferrals since January 2005. Total Executive Plan assets are included in other assets and total Executive Plan liabilities are included in postretirement health care and deferred compensation benefits in the accompanying consolidated balance sheets. Such assets on August 25, 2007 and August 26, 2006 were $15.3 million and $13.3 million, respectively, and the liabilities were $12.7 million and $10.7 million, respectively. The difference between the asset and liability balances represents the additional 25 percent the Company contributed at the time of the initial deferrals to aid in potential additional earnings to the participant. This contribution is required to be paid back to the Company when the option is exercised.

Executive Deferred Compensation Plan (2007)
In December 2006, the Company adopted the Winnebago Industries, Inc. Executive Deferred Compensation Plan (the "Executive Deferred Compensation Plan"). Under the Plan, corporate officers and certain key employees may annually choose to defer up to 50 percent of their salary and up to 100 percent of their cash incentive awards. As of August 25, 2007, total deferred compensation assets and total deferred compensation liabilities under the Plan were $22,000. The assets are presented as other assets and the liabilities are presented as postretirement health care and deferred compensation benefits in the accompanying consolidated balance sheets.

Profit Sharing Plan
We have a qualified profit sharing and contributory 401(k) plan for eligible employees. The plan provides for quarterly discretionary cash contributions as approved by our Board of Directors. Contributions to the plan for Fiscal 2007, 2006 and 2005 were $2.5 million, $2.6 million and $3.4 million, respectively.

Note 6: Contingent Liabilities and Commitments

Repurchase Commitments
Generally, companies in the RV industry enter into repurchase agreements with lending institutions which have provided wholesale floorplan financing to dealers. Most dealers' motor homes are financed on a "floorplan" basis under which a bank or finance company lends the dealer all, or substantially all, of the purchase price, collateralized by a security interest in the motor homes purchased.

Our repurchase agreements provide that, in the event of default by the dealer on the agreement to pay the lending institution, we will repurchase the financed merchandise. The agreements provide that our liability will not exceed 100 percent of the dealer invoice and provide for periodic liability reductions based on the time since the date of the original invoice. These repurchase obligations expire upon the earlier to occur of (i) the dealer's sale of the financed unit or (ii) one year from the date of the original invoice. Our contingent obligations under these repurchase agreements are reduced by the proceeds received upon the resale of any repurchased unit. Our contingent liability on these repurchase agreements was approximately $308.2 million and $278.6 million at August 25, 2007 and August 26, 2006, respectively. We have incurred losses of $4,000, $0 and $0 under these repurchase agreements during the three fiscal years presented and as a result, repurchase reserves under our repurchase agreements at August 25, 2007 and August 26, 2006 were not significant.

Our reserve methodology is used to record an estimated expense and loss reserve in each accounting period based upon our extensive history and experience under these repurchase agreements with the lenders to our dealers. We have established the fair value of the guarantee based on our historical experience. The fair value guarantee was established as the potential loss reserve and is presented as other accrued liabilities in the accompanying consolidated balance sheets.

Guarantees For Suppliers

During the second quarter of Fiscal 2004, we entered into a five-year limited guarantee agreement ("Guarantee Agreement") with a leasing corporation ("Landlord") and an unaffiliated third-party paint supplier (the "Supplier"). The Landlord constructed a paint facility through debt financing on land adjoining our Charles City manufacturing plant for the Supplier. The Landlord and the Supplier have signed a ten-year lease agreement which commenced on August 1, 2004. The Guarantee Agreement states that we will guarantee the first 60 monthly lease payments (totaling approximately $1.6 million of which $520,000 was remaining as of August 25, 2007). In the event of payment default before August 2009 and the Supplier's failure to correct the default, the Landlord shall give us (Guarantor) written notice of its intent to terminate said lease. At the time of this notification, we have various options that we must exercise in a timely manner. One alternative is to exercise an option to purchase the real estate with improvements from the Landlord. The price we would pay would be the outstanding loan owed by the Landlord to construct the paint facility, which was approximately $1.6 million as of August 25, 2007. As of August 25, 2007, the Supplier is current with its lease payment obligations to the Landlord. In August 2004, approximately $315,000 was recorded by us as the estimated fair value for the guarantee. As of August 25, 2007, the balance of the guarantee was approximately $120,000 and presented as other accrued liabilities in the accompanying consolidated balance sheets.

Self-Insured Product Liability

We have an insurance policy covering product liability claims, however, we self-insure for a portion of product liability claims. Self-insurance retention liability varies annually based on market conditions and for at least the last five fiscal years was at $2.5 million per occurrence and $6.0 million in aggregate per policy year. In the event that the annual aggregate of the self-insured retention is exhausted by payment of claims and defense expenses, a deductible of $1.0 million, excluding defense expenses, is applicable to each claim covered under this policy. Our product liability accrual is included within accrued self-insurance on our consolidated balance sheet along with other types of self-insured liabilities, such as worker's compensation and employee medical claims.

Litigation

We are involved in various legal proceedings which are ordinary routine litigation incident to our business, some of which are covered in whole or in part by insurance. While it is impossible to estimate with certainty the ultimate legal and financial liability with respect to this litigation, we are of the opinion that while the final resolution of any such litigation may have an impact on our consolidated results for a particular reporting period, the ultimate disposition of such litigation will not have any material adverse effect on our financial position, results of operations or liquidity.

Lease Commitments

We lease certain facilities and equipment under operating leases. Lease expense was $281,000 for Fiscal 2007, $318,000 for Fiscal 2006 and $573,000 for Fiscal 2005. Minimum future lease commitments under noncancelable lease agreements in excess of one year as of August 25, 2007 are as follows:

Year Ended (In thousands)	Amount
2008	$ 74
2009	35
2010	16
2011	5
2012	---
Thereafter	---
Total	$130

Note 7: Income Taxes

The components of the provision for income taxes are as follows:

	Year Ended		
(In thousands)	Aug. 25, 2007	Aug. 26, 2006	Aug. 27, 2005
Current			
Federal	$ 21,427	$ 21,360	$ 30,092
State	1,650	1,553	2,300
	23,077	22,913	32,392
Deferred	(3,232)	538	3,425
Total provision	$ 19,845	$ 23,451	$ 35,817

The following is a reconciliation of the U.S. statutory income tax rate to our effective tax rate:

	Year Ended		
	August 25, 2007	August 26, 2006	August 27, 2005
U.S. federal statutory rate	35.0%	35.0%	35.0%
State taxes, net of federal benefit	1.5	1.6	1.6
Incentive stock options	0.3	1.2	---
Tax-free and dividend income	(2.9)	(2.0)	(0.7)
Domestic production activities credit	(1.1)	(1.0)	---
Other	(0.5)	(0.4)	(0.4)
Total	32.3%	34.4%	35.5%

Our income tax returns, like those of most companies, are periodically audited by domestic tax authorities. These audits include questions regarding our tax filing positions, including the timing and amount of deductions and the allocation of income among various tax jurisdictions. At any one time, multiple tax years are subject to audit by the various tax authorities. In evaluating the exposures associated with our various tax filing positions, we record reserves for probable exposures. A number of years may elapse before a particular matter, for which we have established a reserve, is audited and fully resolved or clarified. We adjust our reserve for probable tax exposures and income tax provision in the period in which actual results of a settlement with tax authorities differs from our established reserve, the statute of limitations expires for the relevant taxing authority to examine the tax position or when more information becomes available. We include our reserve for probable tax exposures, including accrued penalties and interest, in accrued income taxes on our consolidated balance sheets and in income tax expense in our consolidated statements of income.

Winnebago Industries, Inc.
Notes to Consolidated Financial Statements (Continued)

Significant items comprising our net deferred tax assets are as follows:

	August 25, 2007			August 26, 2006		
(In thousands)	**Assets**	**Liabilities**	**Total**	**Assets**	**Liabilities**	**Total**
Current						
Warranty reserves	$ 4,150	$ ---	$ 4,150	$ 3,457	$ ---	$ 3,457
Self-insurance reserve	2,247	---	2,247	2,250	---	2,250
Accrued vacation	2,247	---	2,247	1,972	---	1,972
Carry forward tax credits	1,274	---	1,274	1,673	---	1,673
Miscellaneous reserves	1,220	(477)	743	1,213	(401)	812
Stock-based compensation	1,143	---	1,143	811	---	811
Inventory valuation	883	---	883	---	(1,908)	(1,908)
Subtotal	13,164	(477)	12,687	11,376	(2,309)	9,067
Noncurrent						
Postretirement health care benefits	12,001	---	12,001	18,689	---	18,689
Deferred compensation	13,868	---	13,868	13,246	---	13,246
Depreciation	---	(6,013)	(6,013)	---	(6,933)	(6,933)
Subtotal	25,869	(6,013)	19,856	31,935	(6,933)	25,002
Total	$ 39,033	$ (6,490)	$ 32,543	$ 43,311	$ (9,242)	$ 34,069

The carry forward tax credits will expire in Fiscal 2013.

Note 8: Financial Income and Expense

The following is a reconciliation of financial income:

	Year Ended		
(In thousands)	**August 25, 2007**	**August 26, 2006**	**August 27, 2005**
Dividend income	$ 3,634	$ 1,585	$ 1,118
Interest income from investments and receivables	2,895	3,507	1,542
(Loss) gain on foreign currency transactions	(6)	5	(25)
Total financial income	$ 6,523	$ 5,097	$ 2,635

Note 9: Stock-Based Compensation Plans

We have a 2004 Incentive Compensation Plan, as amended, in place which allows us to grant stock options and other equity compensation to key employees and to nonemployee directors. In prior years, stock-based compensation consisted only of stock options. In Fiscal 2007, we granted restricted stock awards to key employees and directors instead of stock options. The value of the restricted stock awards is determined using the intrinsic value method which, in this case, is based on the number of shares granted and the closing price of our common stock on the date of grant. Prior to Fiscal 2007, the grant price of an option under the Plan was determined by the mean of the high and low prices of our common stock on the date of grant. Any future stock options are expected to be granted at the closing market price on the date of grant. The term of any options granted under the Plan may not exceed 10 years from the date of the grant. Options and awards issued to key employees generally vest over a three-year period in equal annual installments with immediate vesting upon retirement or upon a change of control (as defined in the Plan), if earlier. Historically, options issued to directors vested six months after grant. However, options issued to directors in Fiscal 2006 vest one year after grant. No more than 4,000,000 shares of common stock may be issued under the Plan and no more than 2,000,000 of those shares may be used for awards other than stock options or stock appreciation rights. (Adjusted for the 2-for-1 stock split on March 5, 2004.) Shares subject to awards that are forfeited, terminated, expire unexercised, settled in cash, exchanged for other awards, tendered to satisfy the purchase price of an award, withheld to satisfy tax obligations or otherwise lapse again become available for awards. The Plan replaced the 1997 Stock Option Plan. Any stock options previously granted under the 1997 Stock Option Plan shall continue to vest and/or be exercisable in accordance with their original terms and conditions.

Prior to August 28, 2005, we applied Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations in accounting for options. No stock-based compensation expense for stock options was recognized in our consolidated statements of income prior to Fiscal 2006, as the exercise price of all options granted was not less than 100 percent of fair market value of the common stock on the date of grant.

Effective August 28, 2005, we adopted SFAS No. 123 (revised 2004), *Share-Based Payment* (123R), requiring us to recognize expense related to the fair value of our stock-based compensation awards. We elected the modified prospective transition method as permitted by SFAS No. 123R; accordingly, results from prior periods have not been restated.

Under this transition method, stock-based compensation expense for the fiscal years ended August 25, 2007 and August 26, 2006 includes:

(a) compensation expense for all stock-based compensation awards granted prior to August 27, 2005, but not yet vested at the date of adoption, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, and

(b) compensation expense for all stock-based compensation awards granted subsequent to August 27, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R.

Historically, for SFAS No. 123 pro forma disclosure on stock-based compensation, we have recognized compensation expense for stock option awards issued to employees on a straight-line basis over the vesting period of three years. This policy differs from the policy required to be applied to awards granted after the adoption of SFAS No. 123R, which requires that compensation expense be recognized for awards over the requisite service period of the award or to an employee's eligible retirement date, if earlier. We will continue to recognize compensation expense over the three-year vesting periods for awards granted prior to adoption of SFAS No. 123R, but for all awards granted after August 27, 2005, compensation expense will be recognized over the requisite service period of the award or over a period ending with an employee's eligible retirement date, if earlier.

Stock Options

Total stock option expense included in our statements of income for the fiscal year ended August 25, 2007, August 26, 2006 and August 27, 2005, was $1.7 million ($1.3 million net of tax or four cents per diluted share), $4.6 million ($3.8 million net of tax or 12 cents per diluted share) and $-0-, respectively. Of the $1.7 million option expense included in our statements of income for the fiscal year ended August 25, 2007, $1.2 million relates to awards granted prior to Fiscal 2006 which continued to be expensed over the three-year vesting period.

Prior to the adoption of SFAS No. 123R, we reported all tax benefits resulting from the exercise of stock options as operating cash flows in our consolidated statements of cash flows. In accordance with SFAS No. 123R, for the fiscal years ended August 25, 2007 and August 26, 2006, the presentation of our statement of cash flows has changed from prior periods to report the excess tax benefits from the exercise of stock options as financing cash flows. For the fiscal years ended August 25, 2007 and August 26, 2006, $2.1 million and $501,000 of excess tax benefits were reported as financing cash flows rather than operating cash flows.

A summary of stock option activity for Fiscal 2007, 2006 and 2005 is as follows:

	2007			2006			2005		
	Shares	Price per Share	Wtd. Avg. Exercise Price/Sh	Shares	Price per Share	Wtd. Avg. Exercise Price/Sh	Shares	Price per Share	Wtd. Avg. Exercise Price/Sh
Outstanding at beginning of year	1,591,676	$4 - $36	$23.93	1,374,088	$3 - $36	$22.24	1,235,040	$3 - $35	$17.93
Options granted	---	---	---	340,000	26 - 34	27.68	402,500	31 - 36	31.84
Options exercised	(449,690)	4 - 32	17.82	(122,412)	3 - 32	15.35	(263,452)	5 - 27	16.70
Options canceled	(4,011)	31	31.48	---	---	---	---	---	---
Outstanding at end of year	1,137,975	$5 - $36	$26.32	1,591,676	$4 - $36	$23.93	1,374,088	$3 - $36	$22.24
Exercisable at end of year	859,242	$5 - $36	$25.57	920,324	$4 - $36	$20.50	696,628	$3 - $36	$17.11

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2006	2005
Dividend yield	1.27%	0.70%
Risk-free interest rate (2)	4.3%	3.2%
Expected life (3)	4.2 years	3 years
Expected volatility (4)	35.62 - 36.93%	46.35 - 46.56%
Estimated per share fair value of options granted	$8.68	$10.87

(1) Forfeitures are estimated based on historical experience, which are zero.
(2) Risk-free interest rate is based on the Treasury Securities constant maturity interest rate whose term is consistent with the expected life of our stock options.
(3) Expected life of stock options is based on historical experience.
(4) Expected stock price volatility is based on historical experience over a term consistent with the expected life of our stock options.

The weighted average remaining contractual life for options outstanding and exercisable at August 25, 2007 was 6.45 years and 6.01 years, respectively. The aggregate intrinsic value of options outstanding and exercisable at August 25, 2007 was $3.7 million and $3.6 million, respectively.

As of August 25, 2007, there was $439,000 of unrecognized compensation expense related to nonvested option awards that is expected to be recognized over a weighted average period of 10 months.

Other values related to options are as follows:

(In thousands)	2007	2006	2005
Aggregate intrinsic value of options exercised (1)	$ 6,934	$ 1,941	$ 4,812
Net cash proceeds from the exercise of stock options	8,014	1,878	4,400
Actual income tax benefit realized from stock option exercises	2,396	501	1,177

(1) The amount by which the closing price of our stock on the date of exercise exceeded the exercise price.

Stock Awards
Total restricted stock award expense included in our statements of income for the fiscal year ended August 25, 2007 was $3.2 million ($2.2 million net of tax or $0.07 per diluted share).

Employee Awards
A summary of employee stock award activity for Fiscal 2007 is as follows:

	Shares	Weighted Average Grant Date Fair Value
Beginning of year	- - -	$ - - -
Granted	105,450	34.27
Vested	(15,600)	33.75
End of year	89,850	$ 34.36

The aggregate intrinsic value of employee awards outstanding at August 25, 2007 was $2.5 million.

As of August 25, 2007, there was $887,000 of unrecognized compensation expense related to restricted stock awards that is expected to be recognized over a weighted average period of 2.0 years. The aggregate intrinsic value and total fair value of awards vested during Fiscal 2007 was $516,000 and $527,000, respectively.

Director's Awards
During Fiscal 2007, a total of 7,000 shares were granted to nonemployee directors, which were immediately vested in the awards but are restricted from being sold until retirement from the Board of Directors. The aggregate intrinsic value of these awards as of August 25, 2007 was $195,000. Also, individual nonemployee directors may elect to receive all or part of their annual retainer and fees in the form of Winnebago Industries stock units credited in the form of shares of our common stock instead of cash. These shares are also restricted from being sold until the individual retires from the Board. Under this arrangement, we issued to a trust 7,524 shares in 2007, 8,310 shares in 2006 and 5,425 shares in 2005. The expense related to this arrangement was $239,000 in 2007, $252,000 in 2006 and $144,000 in 2005. The aggregate intrinsic value of these awards as of August 25, 2007 was $1.4 million with 49,062 shares outstanding.

Note 10: Net Revenues Classifications

Net revenue by product class:

	Year Ended					
(In thousands)	**Aug. 25, 2007**	**%**	**Aug. 26, 2006**	**%**	**Aug. 27, 2005**	**%**
Motor homes	$815,895	93.8	$808,715	93.6	$946,350	95.4
Motor home parts and services	16,413	1.9	15,901	1.8	16,401	1.7
Other manufactured products	37,844	4.3	39,787	4.6	29,224	2.9
Total net revenues	$870,152	100.0	$864,403	100.0	$991,975	100.0

Net revenue by geographic area:

	Year Ended					
(In thousands)	**Aug. 25, 2007**	**%**	**Aug. 26, 2006**	**%**	**Aug. 27, 2005**	**%**
United States	$823,287	94.6	$829,619	96.0	$964,527	97.2
International	46,865	5.4	34,784	4.0	27,448	2.8
Total net revenues	$870,152	100.0	$864,403	100.0	$991,975	100.0

Note 11: Income Per Share

The following table reflects the calculation of basic and diluted income per share for the past three fiscal years:

	Year Ended		
(In thousands, except per share data)	**Aug. 25, 2007**	**Aug. 26, 2006**	**Aug. 27, 2005**
Income per share – basic			
Net income	$ 41,564	$ 44,744	$ 65,073
Weighted average shares outstanding	31,162	32,265	33,382
Net income per share – basic	$ 1.33	$ 1.39	$ 1.95
Income per share – assuming dilution			
Net income	$ 41,564	$ 44,744	$ 65,073
Weighted average shares outstanding	31,162	32,265	33,382
Dilutive impact of options outstanding	253	285	430
Weighted average shares and potential dilutive shares outstanding	31,415	32,550	33,812
Net income per share - assuming dilution	$ 1.32	$ 1.37	$ 1.92

For the fiscal years ended August 25, 2007, August 26, 2006 and August 27, 2005, there were options outstanding to purchase 273,555 shares, 659,927 shares and 428,984 shares, respectively, of common stock at an average price of $32.82, $30.83 and $31.87, respectively, which were not included in the computation of diluted income per share because they are considered anti-dilutive under the treasury stock method per SFAS No. 128, *Earnings Per Share* (as amended).

Note 12: Preferred Stock and Shareholders Rights Plan

The Board of Directors may authorize the issuance from time to time of preferred stock in one or more series with such designations, preferences, qualifications, limitations, restrictions, and optional or other special rights as the Board may fix by resolution. In connection with the Shareholders Rights Plan (the "Rights Plan") discussed below, the Board of Directors has reserved, but not issued, 300,000 shares of preferred stock.

In May 2000, we adopted a Rights Plan providing for a dividend distribution of one preferred share purchase right for each share of common stock outstanding on and after May 26, 2000. The rights can be exercised only if an individual or group acquires or announces a tender offer for 15 percent or more of our common stock, except as described below. Certain members of the Hanson family (including trusts and estates established by such Hanson family members and the John K. and Luise V. Hanson Foundation) are exempt from the applicability of the Rights Plan as it relates to the acquisition of 15 percent or more of our outstanding common stock. If the rights first become exercisable as a result of an announced tender offer, each right would entitle the holder (other than the individual or group acquiring or announcing a tender offer for 15 percent or more of our common stock), except as described below, to buy 1/200 of a share of a new series of preferred stock at an exercise price of $33.625. The preferred shares will be entitled to 100 times the per share dividend payable on our common stock and to 100 votes on all matters submitted to a vote of the shareowners. Once an individual or group acquires 15 percent or more of our common stock, each right held by such individual or group becomes void and the remaining rights will then entitle the holder to purchase the number of common shares having a market value of twice the exercise price of the right. In the event that we are acquired in a merger or 50 percent or more of our consolidated assets or earnings power are sold, each right will then entitle the holder to purchase a number of the acquiring company's common shares having a market value of twice the exercise price of the right. After an individual or group acquires 15 percent, except as described below, of our common stock and before they acquire 50 percent, our Board of Directors may exchange the rights in whole or in part, at an exchange ratio of one share of common stock per right. Before an individual or group acquires 15 percent of our common stock, the rights are redeemable for $0.01 per right at the option of our Board of Directors. Our Board of Directors is authorized to reduce the 15 percent threshold to no less than 10 percent. Each right will expire on May 3, 2010, unless earlier redeemed by us. An Amendment, dated January 13, 2003, was made to the Rights Plan to permit FMR Corp., its affiliates and associates (collectively, "FMR") and an amendment dated May 17, 2006, was made to the Rights Plan to permit Royce & Associates, LLC, its Affiliates and Associates ("Royce"), to be the beneficial owner of up to 20 percent of our outstanding stock provided that FMR or Royce, in its filings under the Securities Exchange Act of 1934, as amended, does not state any present intention to hold shares of our common stock with the purpose or effect of changing or influencing control of us. An individual or group that becomes the beneficial owner of 15 percent or more (20 percent in the case of FMR or Royce) of our common stock as a result of an acquisition of the common stock by us or the acquisition by such individual or group of new-issued shares directly from us, such individual's or group's ownership shall not trigger the issuance of rights under the Rights Plan unless such individual or group after such share repurchase or direct issuance by us, becomes the beneficial owner of any additional shares of our common stock.

Note 13: Interim Financial Information (Unaudited)

(In thousands, except per share data)	Quarter Ended			
Fiscal 2007	**November 25, 2006**	**February 24, 2007**	**May 26, 2007**	**August 25, 2007**
Net revenues	$201,765	$199,014	$231,692	$237,681
Gross profit	21,384	18,965	26,256	32,592
Operating income	10,140	9,360	14,659	20,727
Net income	$ 7,936	$ 7,532	$ 11,253	$ 14,843
Net income per share (basic)	$ 0.25	$ 0.24	$ 0.36	$ 0.49
Net income per share (diluted)	$ 0.25	$ 0.24	$ 0.35	$ 0.49

(In thousands, except per share data)	Quarter Ended			
Fiscal 2006	**November 26, 2005**	**February 25, 2006**	**May 27, 2006**	**August 26, 2006**
Net revenues	$232,255	$206,425	$220,312	$205,411
Gross profit	31,164	20,320	28,076	25,341
Operating income	21,442	10,531	18,380	12,745
Net income	$ 14,570	$ 7,700	$ 13,157	$ 9,317
Net income per share (basic)	$ 0.44	$ 0.23	$ 0.41	$ 0.30
Net income per share (diluted)	$ 0.44	$ 0.23	$ 0.40	$ 0.30

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

ITEM 9A. Controls and Procedures

As of the end of the period covered by this report, we, with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as required by Securities Exchange Act of 1934, as amended (the "Exchange Act") Rule 13a-15(f). Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms.

We, including the Chief Executive Officer and the Chief Financial Officer, do not expect that our disclosure controls and procedures will prevent all errors or all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

We are responsible for establishing and maintaining adequate internal control over financial reporting as defined in Exchange Act Rule 13a-15(f). We conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of August 25, 2007. During our assessment, we did not identify any material weaknesses in our internal control over financial reporting. Our independent registered public accounting firm, Deloitte & Touche LLP, has audited our Consolidated Financial Statements and has issued an attestation report on management's assessment of our internal control over financial reporting, as stated in their report included herein.

There have been no significant changes in our internal controls or in other factors which could significantly affect internal controls over financial reporting subsequent to the date we carried out its evaluation.

In connection with the evaluation of internal control over financial reporting described above, no changes in our internal control over financing reporting were identified that occurred during the fourth quarter of Fiscal 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. Other Information

None

PART III

ITEM 10. Directors, Executive Officers and Corporate Governance

Reference is made to the table entitled "Executive Officers of the Registrant" in Part I of this report and to the information included under the captions "Election of Directors" and "Board of Directors, Committees of the Board and Corporate Governance" in our Proxy Statement for the Annual Meeting of Shareholders scheduled to be held December 18, 2007, which information is incorporated by reference herein.

Section 16(a) of the Exchange Act requires our officers, directors and persons who beneficially own more than 10 percent of our common stock (collectively "Reporting Persons") to file reports of ownership and changes in ownership with the Securities and Exchange Commission (the "SEC") and the New York Stock Exchange. Reporting Persons are required by the SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based solely on our review of the copies of such forms received or written representations from certain Reporting Persons that no Form 5 were required for those persons, we believe that, during Fiscal 2007, all the Reporting Persons complied with all applicable filing requirements.

We have adopted a written code of ethics, the "Code of Ethics for CEO and Senior Financial Officials" (the "Code") which is applicable to our Chief Executive Officer, Chief Financial Officer, Controller and Treasurer (collectively, the "Senior Officers"). In accordance with the rules and regulations of the SEC, a copy of the Code has been filed as an exhibit to this Form 10-K and is posted on our Web site.

We intend to disclose any changes in or waivers from the Code applicable to any Senior Officer on our Web Site at http://www.winnebagoind.com or by filing a Form 8-K.

ITEM 11. Executive Compensation

Reference is made to the information included under the captions "Director Compensation" and "Executive Compensation" in our Proxy Statement for the Annual Meeting of Shareholders scheduled to be held December 18, 2007, which information is incorporated by reference herein.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Reference is made to the table entitled "Equity Compensation Plan Information" in Part II of this report and to the share ownership information included under the caption "Voting Securities and Principal Holders Thereof" in the Company's Proxy Statement for the Annual Meeting of Shareholders scheduled to be held December 18, 2007, which information is incorporated by reference herein.

ITEM 13. Certain Relationships and Related Transactions and Director Independence

Reference is made to the information included under the caption "Board of Directors, Committees of the Board and Corporate Governance" in our Proxy Statement for the Annual Meeting of Shareholders scheduled to be held December 18, 2007, which information is incorporated by reference herein.

ITEM 14. Principal Accounting Fees and Services

Reference is made to the information included under the caption "Independent Registered Accountants Fees and Services" in our Proxy Statement for the Annual Meeting of Shareholders scheduled to be held December 18, 2007, which information is incorporated by reference herein.

PART IV

ITEM 15. Exhibits, Financial Statement Schedules

(a) 1. Our consolidated financial statements are included in ITEM 8 and an index to financial statements appears on page 19 of this report.

2. Consolidated Financial Statement Schedules
Winnebago Industries, Inc. and Subsidiaries

All schedules are omitted because of the absence of the conditions under which they are required or because the information required is shown in the consolidated financial statements or the notes thereto.

3. Exhibits

See Exhibit Index on pages 45 through 47.

UNDERTAKING

For the purposes of complying with the amendments to the rules governing Form S-8 (effective July 13, 1990) under the Securities Act of 1933, the undersigned registrant hereby undertakes as follows, which undertaking shall be incorporated by reference into registrant's Registration Statements on Form S-8 Nos. 33-21757 (which became effective on or about May 9, 1988), 33-59930 (which became effective on or about March 24, 1993), 333-31595 (which became effective on or about July 18, 1997), 333-47123 (which became effective on or about February 27, 1998) and 333-113246 (which became effective on or about March 3, 2004).

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WINNEBAGO INDUSTRIES, INC.

By /s/ Bruce D. Hertzke
Bruce D. Hertzke

Chairman of the Board, Chief Executive Officer and Director
(Principal Executive Officer)

Date: October 22, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on, October 22, 2007, by the following persons on behalf of the Registrant and in the capacities indicated.

Signature	Capacity
/s/ Bruce D. Hertzke Bruce D. Hertzke	Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)
/s/ Sarah N. Nielsen Sarah N. Nielsen	Vice President, Chief Financial Officer (Principal Financial Officer)
/s/ Brian J. Hrubes Brian J. Hrubes	Controller (Principal Accounting Officer)
/s/ Irvin E. Aal Irvin E. Aal	Director
/s/ Jerry N. Currie Jerry N. Currie	Director
/s/ Joseph W. England Joseph W. England	Director
/s/ Lawrence A. Erickson Lawrence A. Erickson	Director
/s/ John V. Hanson John V. Hanson	Director
/s/ John E. Herlitz John E. Herlitz	Director
/s/ Gerald C. Kitch Gerald C. Kitch	Director

Exhibit Index

3a. Articles of Incorporation previously filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended May 27, 2000 (Commission File Number 001-06403) and incorporated by reference herein.

3b. Amended By-Laws of the Registrant previously filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended August 28, 2004 (Commission File Number 001-06403) and incorporated by reference herein.

4a. Continuing Guaranty, Commercial Security Agreement, Deposit Account Control Agreement and Collateral Receipt all dated October 1, 2003 previously filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended August 30, 2003 (Commission File Number 001-06403) and incorporated by reference herein.

4b. Limited Guaranty dated February 27, 2004 whereas Winnebago Industries, Inc. will act as the Guarantor to a certain lease agreement previously filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended February 28, 2004 (Commission File Number 001-06403) and incorporated by reference herein.

10a. Winnebago Industries, Inc. Deferred Compensation Plan previously filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 2, 1991 (Commission File No. 001-06403), and incorporated by reference herein and the Amendment dated June 29, 1995 previously filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended August 26, 1995 (Commission File Number 001-06403) and incorporated by reference herein.*

10b. Winnebago Industries, Inc. Profit Sharing and Deferred Savings Investment Plan previously filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended August 31, 1985 (Commission File Number 001-06403), and incorporated by reference herein and the Amendment dated July 1, 1995 previously filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended August 26, 1995 (Commission File Number 001-06403) and incorporated by reference herein and the Amendment dated March 21, 2007 (Commission File Number 001-06403) and incorporated by reference herein.*

10c. Winnebago Industries, Inc. 2004 Incentive Compensation Plan previously filed as Appendix B with the Registrant's Proxy Statement for the Annual Meeting of Shareholders held on January 13, 2004 (Commission File Number 001-06403) and incorporated by reference herein and the Amendment dated October 11, 2006 previously filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended November 25, 2006 (Commission File Number 001-06403) and incorporated by reference herein.*

10d. Winnebago Industries, Inc. Directors' Deferred Compensation Plan previously filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended August 30, 1997 (Commission File Number 001-06403), and incorporated by reference herein and the Amendment dated October 15, 2003 previously filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended November 29, 2003 (Commission File Number 001-06403) and incorporated by reference herein and the Amendment dated October 11, 2006 previously filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended November 25, 2006 (Commission File Number 001-06403) and incorporated by reference herein.*

10e. Winnebago Industries, Inc. 1997 Stock Option Plan previously filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended August 30, 1997 (Commission File Number 001-06403) and incorporated by reference herein.*

10f. Winnebago Industries, Inc. Executive Share Option Plan previously filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended August 29, 1998 (Commission File Number 001-06403) and incorporated by reference herein, and the Amendment dated July 1, 1999 previously filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended May 29, 1999 (Commission File Number 001-06403) and incorporated by reference herein and the Amendment dated January 1, 2001 previously filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended February 24, 2001 (Commission File Number 001-06403) and incorporated by reference herein.*

10g. Winnebago Industries, Inc. Rights Plan Agreement previously filed with the Registrant's Current Report on Form 8-K dated May 3, 2000 (Commission File Number 001-06403) and incorporated by reference herein, the Amendment dated January 13, 2003 previously filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 1, 2003 (Commission File Number 001-06403) and incorporated by reference herein and the Amendment dated May 17, 2006 previously filed with the Registrant's Current Report on Form 8-K dated May 23, 2006 (Commission File Number 001-06403) and incorporated by reference herein.

10h. Executive Change of Control Agreement dated January 17, 2001 between Winnebago Industries, Inc. and Bruce D. Hertzke previously filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended February 24, 2001 (Commission File Number 001-06403) and incorporated by reference herein.*

10i. Executive Change of Control Agreement dated January 17, 2001 between Winnebago Industries, Inc. and Raymond M. Beebe previously filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended February 24, 2001 (Commission File Number 001-06403) and incorporated by reference herein.*

10j. Executive Change of Control Agreement dated January 17, 2001 between Winnebago Industries, Inc. and Robert L. Gossett previously filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended February 24, 2001 (Commission File Number 001-06403) and incorporated by reference herein.*

10k. Executive Change of Control Agreement dated January 17, 2001 between Winnebago Industries, Inc. and Robert J. Olson previously filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended February 24, 2001 (Commission File Number 001-06403) and incorporated by reference herein.*

10l. Executive Change of Control Agreement dated July 12, 2001 between Winnebago Industries, Inc. and William J. O'Leary previously filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended August 25, 2001 (Commission File Number 001-06403) and incorporated by reference herein.*

10m. Executive Change of Control Agreement dated November 14, 2005 between Winnebago Industries, Inc. and Sarah N. Nielsen previously filed with the Registrant's Current Report on Form 8-K dated November 14, 2005 and filed on November 15, 2005 (Commission File Number 001-06403) and incorporated by reference herein.*

10n. Agreement dated March 13, 2002 between Winnebago Industries, Inc. and Bruce D. Hertzke filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 2, 2002 (Commission File Number 001-06403) and incorporated by reference herein.*

10o. Executive Change of Control Agreement dated March 13, 2003 between Winnebago Industries, Inc. and Roger W. Martin previously filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 1, 2003 (Commission File Number 001-06403) and incorporated by reference herein.*

10p. Two Subordination Agreements both dated April 24, 2003 between Winnebago Acceptance Corporation and GE Commercial Distribution Finance Corporation previously filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended May 31, 2003 (Commission File Number 001-06403) and incorporated by reference herein.

10q. Winnebago Industries, Inc. Officers' Long-Term Incentive Plan, fiscal three-year period 2006, 2007 and 2008 previously filed with the Registrant's Current Report on Form 8-K dated August 30, 2005 (Commission File Number 001-06403) and incorporated by reference herein.*

10r. Form of Winnebago Industries, Inc. Incentive Stock Option Agreement for grants of Incentive Stock Options under the 2004 Incentive Compensation Plan previously filed with the Registrant's Current Report on Form 8-K dated October 13, 2004 (Commission File Number 001-06403) and incorporated by reference herein.*

10s. Winnebago Industries, Inc. Officers' Long-Term Incentive Plan, fiscal three-year period 2005, 2006 and 2007 previously filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended August 28, 2004 (Commission File Number 001-06403) and incorporated by reference herein.*

10t. Form of Winnebago Industries, Inc. Non-Qualified Stock Option Agreement for grants of Non-Qualified Stock Options under the 2004 Incentive Compensation Plan previously filed with the Registrant's Current Report on Form 8-K dated October 13, 2004 (Commission File Number 001-06403) and incorporated by reference herein.*

10u. Winnebago Industries, Inc. Officers' Long-Term Incentive Plan, fiscal three-year period 2007, 2008 and 2009 previously filed with the Registrant's Current Report on Form 8-K dated June 27, 2006 (Commission File Number 001-06403) and incorporated by reference herein.*

10v. Winnebago Industries, Inc. Officers' Incentive Compensation Plan for Fiscal 2008 previously filed with the Registrant's Current Report on Form 8-K dated June 26, 2007 (Commission File Number 001-06403) and incorporated by reference herein.*

10w. Winnebago Industries, Inc. Officers' Long-Term Incentive Plan, fiscal three-year period 2008, 2009 and 2010 previously filed with the Registrant's Current Report on Form 8-K dated June 26, 2007 (Commission File Number 001-06403) and incorporated by reference herein.*

10x. Winnebago Industries, Inc. Officers' Incentive Compensation Plan for Fiscal 2007 previously filed with the Registrant's Current Report on Form 8-K dated June 27, 2006 (Commission File Number 001-06403) and incorporated by reference herein.*

10y. Winnebago Industries, Inc. Executive Deferred Compensation Plan previously filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended November 25, 2006 (Commission File Number 001-06403) and incorporated by reference herein.*

10z. Executive Change of Control Agreement dated March 21, 2007 between Winnebago Industries, Inc. and Randy J. Potts previously filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended May 26, 2007 (Commission File Number 001-06403) and incorporated by reference herein.*

10aa. Winnebago Industries, Inc. Restricted Stock Grant Award Agreement under the 2004 Incentive Compensation Plan previously filed with the Registrant's Current Report on Form 8-K dated October 12, 2006 (Commission File Number 001-06403) and incorporated by reference herein.*

14.1 Winnebago Industries, Inc. Code of Ethics for CEO and Senior Financial Officers previously filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended August 30, 2003 (Commission File Number 001-06403) and incorporated by reference herein.

21. List of Subsidiaries.

31.1 Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 dated October 22, 2007.

31.2 Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 dated October 22, 2007.

32.1 Certification by the Chief Executive Officer pursuant to Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 dated October 22, 2007.

32.2 Certification by the Chief Financial Officer pursuant to Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 dated October 22, 2007.

*Management contract or compensation plan or arrangement.

EXHIBIT 21

List of Subsidiaries

Name of Corporation	Jurisdiction of Incorporation	Percent of Ownership
Winnebago Industries, Inc.	Iowa	Parent
Winnebago Acceptance Corporation	Iowa	100%

EXHIBIT 31.1

CERTIFICATION BY CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Bruce D. Hertzke, Chief Executive Officer of Winnebago Industries, Inc., certify that:

1. I have reviewed this Annual Report on Form 10-K of Winnebago Industries, Inc. (the "Registrant");
2. Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;
3. Based on my knowledge, the financial statements and other financial information included in this Annual Report fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this Annual Report;
4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the Registrant and have:
   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;
   b) designed such internal controls over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Annual Report based on such evaluation; and
   d) disclosed in this Annual Report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in this case) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financing reporting; and,
5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's Board of Directors (or persons performing the equivalent functions):
   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information and;
   b) any fraud, whether or not material, that involved management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: October 22, 2007

By: /s/ Bruce D. Hertzke
Bruce D. Hertzke
Chairman of the Board and Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION BY CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Sarah N. Nielsen, Chief Financial Officer of Winnebago Industries, Inc., certify that:

1. I have reviewed this Annual Report on Form 10-K of Winnebago Industries, Inc. (the "Registrant");
2. Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;
3. Based on my knowledge, the financial statements and other financial information included in this Annual Report fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this Annual Report;
4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the Registrant and have:
   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;
   b) designed such internal controls over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Annual Report based on such evaluation; and
   d) disclosed in this Annual Report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in this case) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financing reporting; and,
5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's Board of Directors (or persons performing the equivalent functions):
   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information and;
   b) any fraud, whether or not material, that involved management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: October 22, 2007

By: /s/ Sarah N. Nielsen
Sarah N. Nielsen
Vice President, Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002 (18 U.S.C. SECTION 1350)

In connection with this Annual Report on Form 10-K of Winnebago Industries, Inc. for the period ended August 25, 2007, I, Bruce D. Hertzke, Chairman of the Board and Chief Executive Officer of Winnebago Industries, Inc., certifies that pursuant to 18 U.S.C. §1350 as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(a) This Annual Report on Form 10-K ("periodic report") of Winnebago Industries, Inc. (the "issuer"), for the fiscal year ended August 25, 2007 as filed with the Securities and Exchange Commission on the date of this certificate, which this statement accompanies, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and

(b) the information contained in this periodic report fairly represents, in all material respects, the financial condition and results of operations of the issuer.

Date: October 22, 2007

By: /s/ Bruce D. Hertzke
Bruce D. Hertzke
Chairman of the Board and Chief Executive Officer

Exhibit 32.2

CERTIFICATION PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002 (18 U.S.C. SECTION 1350)

In connection with this Annual Report on Form 10-K of Winnebago Industries, Inc. for the period ended August 25, 2007, I, Sarah N. Nielsen, Chief Financial Officer of Winnebago Industries, Inc., certifies that pursuant to 18 U.S.C. §1350 as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(a) This Annual Report on Form 10-K ("periodic report") of Winnebago Industries, Inc. (the "issuer"), for the fiscal year ended August 25, 2007 as filed with the Securities and Exchange Commission on the date of this certificate, which this statement accompanies, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and

(b) the information contained in this periodic report fairly represents, in all material respects, the financial condition and results of operations of the issuer.

Date: October 22, 2007

By: /s/ Sarah N. Nielsen
Sarah N. Nielsen
Vice President, Chief Financial Officer

(This page intentionally blank.)

ITEM 6. 11-Year Selected Financial Data (1)

(In thousands, except percent and per share data) (Adjusted for the 2-for-1 stock split on March 5, 2004)	Aug. 25, 2007	Aug. 26, 2006	Aug. 27, 2005	Aug. 28, 2004
For the Year				
Net revenues	$ 870,152	$ 864,403	$ 991,975	$ 1,114,154
Income before taxes	61,409	68,195	100,890	112,234
Pretax profit % of revenue	7.1 %	7.9 %	10.2 %	10.1%
Provision for income taxes (credits)	19,845	23,451	35,817	41,593
Income tax rate	32.3 %	34.4 %	35.5 %	37.1%
Income from continuing operations	41,564	44,744	65,073	70,641
Gain on sale of Cycle-Sat subsidiary	---	---	---	---
Income from discontinued operations (4)	---	---	---	---
Cum. effect of change in accounting principle	---	---	---	---
Net income	$ 41,564	$ 44,744	$ 65,073	$ 70,641
Income per share				
Continuing operations				
Basic	$ 1.33	$ 1.39	$ 1.95	$ 2.06
Diluted	1.32	1.37	1.92	2.03
Discontinued operations				
Basic	---	---	---	---
Diluted	---	---	---	---
Cum. effect of change in accounting principle				
Basic	---	---	---	---
Diluted	---	---	---	---
Net income per share				
Basic	$ 1.33	$ 1.39	$ 1.95	$ 2.06
Diluted	1.32	1.37	1.92	2.03
Weighted average common shares outstanding (in thousands)				
Basic	31,162	32,265	33,382	34,214
Diluted	31,415	32,550	33,812	34,789
Cash dividends paid per share	$ 0.40	$ 0.36	$ 0.28	$ 0.20
Book value per share	7.05	7.01	7.15	6.01
Return on assets (ROA) (5)	11.1 %	11.2 %	16.1 %	18.3%
Return on equity (ROE) (6)	19.5 %	19.7 %	29.7 %	34.4%
Return on invested capital (ROIC) (7)	26.2 %	24.9 %	30.7 %	35.4 %
Unit Sales				
Class A	5,031	4,455	6,674	8,108
Class C	4,438	5,388	3,963	4,408
Total Class A & C Motor Homes	9,469	9,843	10,637	12,516
Class B Conversions (EuroVan® Campers)	---	---	---	---
At Year End				
Total assets	$ 366,510	$ 384,715	$ 412,960	$ 394,556
Stockholders' equity	208,354	218,322	235,887	201,875
Market capitalization	821,282	884,789	1,073,165	1,071,570
Working capital	168,863	187,038	197,469	164,175
Current ratio	2.9 to 1	3.3 to 1	3.2 to 1	2.6 to 1
Number of employees	3,310	3,150	3,610	4,220

(1) Certain prior periods' information has been reclassified to conform to the current year-end presentation.

(2) The fiscal year ended August 31, 2002 contained 53 weeks; all other fiscal years contained 52 weeks.

(3) Includes a noncash after-tax cumulative effect of change in accounting principle of $1.1 million expense or $0.05 per share due to the adoption of SAB No. 101, Revenue Recognition in Financial Statements.

(4) Includes discontinued operations of Winnebago Acceptance Corporation for all years presented.

Aug. 30, 2003	Aug. 31, 2002(2)	Aug. 25, 2001(3)	Aug. 26, 2000	Aug. 28, 1999	Aug. 29, 1998	Aug. 30, 1997
$ 845,210	$ 825,269	$ 671,686	$ 743,729	$ 668,658	$ 527,287	$ 436,541
78,693	81,324	55,754	70,583	62,848	33,765	5,704
9.3%	9.9%	8.3%	9.5%	9.4%	6.4%	1.3%
29,961	28,431	14,258	24,400	21,033	10,786	(35)
38.1%	35.0%	25.6%	34.6%	33.5%	31.9%	(0.6)%
48,732	52,893	41,496	46,183	41,815	22,979	5,739
---	---	---	---	---	---	16,472
1,152	1,778	2,258	2,216	2,445	1,405	837
---	---	(1,050)	---	---	---	---
$ 49,884	$ 54,671	$ 42,704	$ 48,399	$ 44,260	$ 24,384	$ 23,048
$ 1.32	$ 1.33	$ 1.00	$ 1.07	$ 0.94	$ 0.48	$ 0.11
1.30	1.30	0.99	1.05	0.93	0.47	0.11
0.03	0.04	0.05	0.05	0.06	0.03	0.34
0.03	0.04	0.05	0.05	0.05	0.03	0.34
---	---	(0.02)	---	---	---	---
---	---	(0.02)	---	---	---	---
$ 1.35	$ 1.37	$ 1.03	$ 1.12	$ 1.00	$ 0.51	$ 0.45
1.33	1.34	1.02	1.10	0.98	0.50	0.45
36,974	39,898	41,470	43,360	44,418	48,212	50,870
37,636	40,768	42,080	44,022	45,074	48,628	51,100
$ 0.10	$ 0.10	$ 0.10	$ 0.10	$ 0.10	$ 0.10	$ 0.10
5.78	4.81	5.00	4.11	3.35	2.55	2.43
14.0%	15.9%	12.9%	16.3%	17.1%	11.0%	10.6%
25.6%	28.2%	22.3%	29.8%	33.3%	20.3%	20.1%
25.5%	29.1%	24.1%	28.2%	32.7%	19.2%	15.7%
6,705	6,725	5,666	6,819	6,054	5,381	4,834
4,021	4,329	3,410	3,697	4,222	3,390	2,724
10,726	11,054	9,076	10,516	10,276	8,771	7,558
308	763	703	854	600	978	1,205
$ 377,462	$ 337,077	$ 351,922	$ 308,686	$ 285,889	$ 230,612	$ 213,475
210,626	179,815	207,464	174,909	149,384	116,523	123,882
898,010	713,500	581,779	272,733	538,322	254,137	213,472
164,017	144,303	173,677	141,096	123,245	92,356	99,618
2.8 to 1	2.6 to 1	3.2 to 1	3.0 to 1	2.5 to 1	2.5 to 1	3.4 to 1
3,750	3,685	3,325	3,300	3,400	3,010	2,830

(5) ROA - Current period net income divided by average total asset balance using current and previous ending periods.

(6) ROE - Current period net income divided by average equity balance using current and previous ending periods.

(7) ROIC - Current period net income divided by average invested capital (total assets minus cash, short-term investments and noninterest liabilities) using current ending periods.

Shareholder Information

Publications

A notice of Annual Meeting of Shareholders and Proxy Statement is furnished to shareholders upon request in advance of the annual meeting.

Copies of our quarterly financial earnings releases, the annual report on Form 10-K (without exhibits), the quarterly reports on Form 10-Q (without exhibits) and current reports on Form 8-K (without exhibits) as filed by us with the Securities and Exchange Commission, may be obtained without charge from the corporate offices as follows:

Sheila Davis, PR/IR Manager
Winnebago Industries, Inc.
605 W. Crystal Lake Road
P.O. Box 152
Forest City, Iowa 50436-0152
Telephone: (641) 585-3535
Fax: (641) 585-6966
E-Mail: ir@winnebagoind.com

All news releases issued by us, reports filed by us with the Securities and Exchange Commission (including exhibits) and information on our Corporate Governance Policies and Procedures may also be viewed at the Winnebago Industries' Web site: http://winnebagoind.com/investor.html. Information contained on Winnebago Industries' Web site is not incorporated into this Annual Report or other securities filings.

Number of Shareholders of Record

As of October 9, 2007, Winnebago Industries had 3,819 shareholders of record.

Dividend Policy

Winnebago Industries paid a cash dividend of 10 cents a share each quarter to shareholders for Fiscal 2007. On June 20, 2007, the Board of Directors announced an increase to 12 cents a share on a quarterly basis. The Company has a history of increasing dividends for the last five fiscal years.

Shareholder Account Assistance

Transfer Agent to contact for address changes, account certificates and stock holdings:

Wells Fargo Shareowner Services
P.O. Box 64854
St. Paul, Minnesota 55164-0854 or
161 North Concord Exchange
South St. Paul, Minnesota 55075-1139
Telephone: (800) 468-9716 or
(651) 450-4064
Inquirees: www.wellsfargo.com/shareownerservices

Annual Meeting

The Annual Meeting of Shareholders is scheduled to be held on Tuesday, December 18, 2007, at 4:00 p.m. (CST) in Winnebago Industries' South Office Complex Theater, 605 W. Crystal Lake Road, Forest City, Iowa.

Independent Auditors

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, Minnesota 55402-1844
(612) 397-4000

Purchase of Common Stock

Winnebago Industries stock may be purchased from ShareBuilder Corporation through our Web Site at: http://winnebagoind.com/investor.html. Winnebago Industries is not affiliated with ShareBuilder and has no involvement in the relationship between ShareBuilder and any of its customers.

NYSE Annual CEO Certification and Sarbanes-Oxley Section 302 Certifications

We submitted the annual Chief Executive Officer Certification to the New York Stock Exchange (NYSE) as required under the corporate governance rules of the NYSE. We also filed as exhibits to our 2007 Annual Report on Form 10-K, the Chief Executive Officer and Chief Financial Officer certifications required under Section 302 of the Sarbanes-Oxley Act of 2002.

Winnebago Industries is an equal opportunity employer.

Officers and Directors

Officers



Bruce D. Hertzke (56)
Chairman of the Board and Chief Executive Officer



Robert J. Olson (56)
President



Raymond M. Beebe (65)
Vice President, General Counsel and Secretary



Robert L. Gossett (56)
Vice President, Administration



Roger W. Martin (47)
Vice President, Sales and Marketing



Sarah N. Nielsen (34)
Vice President, Chief Financial Officer



William J. O'Leary (58)
Vice President, Product Development



Randy J. Potts (48)
Vice President, Manufacturing



Donald L. Heidemann (35)
Treasurer



Brian J. Hrubes (56)
Controller

Directors

Bruce D. Hertzke (56)
Chairman of the Board and
Chief Executive Officer
Winnebago Industries, Inc.

Irvin E. Aal (68) [1, 2, 4*]
Former General Manager
Case Tyler Business Unit of CNH Global

Jerry N. Currie (62) [1, 2, 4]
President and Chief Executive Officer CURRIES Company and GRAHAM Manufacturing

Joseph W. England (67) [1*, 3]
Former Senior Vice President
Deere & Company

Lawrence A. Erickson (58) [4]
Former Senior Vice President & Chief Financial Officer
Rockwell Collins, Inc.

John V. Hanson (65) [3*, 4]
Former Deputy Chairman of the Board
Winnebago Industries, Inc.

John E. Herlitz (64) [2, 4]
Former Senior Vice President
DaimlerChrysler AG

Gerald C. Kitch (69) [**, 2*, 3, 4]
Former Executive Vice President
Pentair, Inc.

Board Committee/Members
1) Audit
2) Human Resources
3) Nominating and Governance
4) Sales and Product Development
* Committee Chairman
** Lead Independent Board Member








W
View




WINNEBAGO
INDUSTRIES

END